SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statement of Income

Comprehensive Income Statement

Cash Flow Statements

Statement of Changes in Shareholders' Equity

01/01/2014 to 03/31/2014

01/01/2013 to 03/31/2013

Statement of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statement of Income

Comprehensive Income Statement

Cash Flow Statements

Statement of Changes in Shareholders' Equity

01/01/2014 to 03/31/2014

01/01/2013 to 03/31/2013

Statement of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 31 Month: 03
Activity:	Telecommunication
Activity description:
Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Capital

Number of Shares	Current Quarter
(units)	03/31/2014
Paid up Capital
Common	2,417,632,647
Preferred	-
Total	2,417,632,647
Treasury Stock
Common	795,889
Preferred	-
Total	795,889

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
-	-	-	-	-	-	-

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	03/31/2014	12/31/2013
1	Total Assets	15.413.382	15.037.241
1.01	Current Assets	437.308	443.803
1.01.01	Cash and Cash Equivalents	11.989	19.112
1.01.02	Receivables	0	0
1.01.02.01	Trade Accounts Receivable	0	0
1.01.02.01.01	Trade Accounts Receivable	0	0
1.01.06	Taxes and Contributions Recoverable	24.873	25.118
1.01.06.01	Current Taxes and Contributions Recoverable	24.873	25.118
1.01.08	Other Current Assets	400.446	399.573
1.01.08.03	Other Assets	400.446	399.573
1.01.08.03.01	Dividends and interests on own capital receivable	389.311	389.311
1.01.08.03.03	Other Assets	11.135	10.262
1.02	Non-Current Assets	14.976.074	14.593.438
1.02.01	Long-Term Assets	54.627	50.624
1.02.01.01	Sundry Receivables	78	89
1.02.01.01.02	Available for Sale	78	89
1.02.01.09	Other Non-Current Assets	54.549	50.535
1.02.01.09.05	Escrow Deposits	54.549	50.535
1.02.02	Investments	14.763.891	14.385.258
1.02.02.01	Investments on Subsidiaries	14.763.891	14.385.258
1.02.02.01.02	Subsidiaries	14.763.891	14.385.258
1.02.04	Intangible	157.556	157.556
1.02.04.01	Intangible Assets	157.556	157.556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Liabilities and shareholders’ equity (in thousands of Reais)

Account Code	Account Description	03/31/2014	12/31/2013
2	Total Liabilities	15.413.382	15.037.241
2.01	Current Liabilities	412.233	409.780
2.01.01	Social and Labor Obligations	1.426	786
2.01.01.02	Labor Obligations	1.426	786
2.01.02	Suppliers - Trade Payable	3.648	1.787
2.01.02.01	Domestic Suppliers	2.528	1.787
2.01.02.02	Foreign suppliers	1.120	-
2.01.03	Taxes, rates and contributions	2.802	2.817
2.01.03.01	Federal Obligations	2.740	2.758
2.01.03.01.02	Other Fiscal Taxes	2.740	2.758
2.01.03.03	Other taxes	62	59
2.01.03.03.01	ISS payable	62	59
2.01.05	Other Obligations	404.357	404.390
2.01.05.02	Others	404.357	404.390
2.01.05.02.01	Dividends payable	396.838	396.879
2.01.05.02.04	Other Current Liabilities	7.519	7.511
2.02	Non-Current Liabilities	32.827	32.821
2.02.02	Long-Term Liabilities	29.767	29.767
2.02.02.02	Others	29.767	29.767
2.02.02.02.03	Other Liabilities	29.767	29.767
2.02.04	Provisions	3.060	3.054
2.02.04.01	Tax, Labor and Civil Provisions	3.060	3.054
2.02.04.01.01	Fiscal Provisions	-	-
2.02.04.01.02	Civil and Labor Provisions	3.060	3.054
2.03	Shareholders' Equity	14.968.322	14.594.640
2.03.01	Paid up Capital	9.839.770	9.839.770
2.03.02	Capital Reserves	1.215.821	1.214.271
2.03.02.01	Offering's Goodwill	380.560	380.560
2.03.02.04	Stock Option	12.234	10.684
2.03.02.05	Treasury Stock	(3.369)	(3.369)
2.03.02.07	Reserve for Tax Benefits	826.396	826.396
2.03.04	Revenue Reserves	3.538.586	3.538.586
2.03.04.01	Legal Reserve	438.634	438.634
2.03.04.10	Reserve for expansion	3.099.952	3.099.952
2.03.05	Income/Losses Accumulated	372.132	-
2.03.08	Other Comprehensive Income	2.013	2.013

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Income Statement (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
3.04	Operating Revenues (Expenses)	371.711	310.029
3.04.02	General and Administrative	(5.645)	(3.967)
3.04.05	Other Operating Expenses	(5)	(1.171)
3.04.06	Equity Pick Up	377.361	315.167
3.05	Operating Income (Loss)	371.711	310.029
3.06	Financial	421	(1.227)
3.06.01	Financial Revenues	555	240
3.06.02	Financial Expenses	(134)	(1.467)
3.07	Income (Loss) Before Taxes /Profit Sharing	372.132	308.802
3.08	Income Tax and Social Contribution	-	(2.735)
3.08.01	Current	-	(2.735)
3.09	Profit (Loss) for the Period	372.132	306.067
3.11	Profit (Loss) for the Period	372.132	306.067
3.99	Earnings per share (R$/share)	-	-
3.99.01	Earnings per share	-	-
3.99.01.01	Earnings per share basic	0,15397	0,12660
3.99.02.01	Earnings per share diluted	0,15385	0,12660

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company - Comprehensive Income Statement (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
4.01	Profit (Loss) for the Period	372.132	306.067
4.03	Comprehensive Income for the Period	372.132	306.067

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
6.01	Net cash and cash equivalents generated (used) by operating activities	(7.093)	(6.412)
6.01.01	Cash and cash equivalents generated by operating activities	(5.057)	(1.063)
6.01.01.01	Earning before income tax	372.132	308.802
6.01.01.03	Equity in results of investments	(377.361)	(315.167)
6.01.01.04	Interest on marketable securities	-	-
6.01.01.06	Provision for contingencies	-	3.885
6.01.01.08	Monetary fluctuation on escrow deposits and contingencies	(106)	1.417
6.01.01.09	Stock options	278	-
6.01.02	Variations in assets and liabilities	(2.036)	(5.349)
6.01.02.01	Taxes and contributions recoverable	244	30
6.01.02.03	Escrow Deposits	(3.902)	(1.990)
6.01.02.04	Other assets	(873)	(1.407)
6.01.02.05	Labor obligations	640	481
6.01.02.06	Suppliers	1.861	280
6.01.02.07	Taxes and contributions	(15)	(2.725)
6.01.02.08	Other current and non-current liabilites	9	(18)
6.02	Net cash and cash equivalents generated (used) by investment activities	11	(3)
6.02.01	Marketable securities	11	(3)
6.03	Net cash and cash equivalents generated (used) by financing activities	(41)	(36)
6.03.04	Dividends paid	(41)	(36)
6.05	Increase (decrease) on cash and cash equivalents	(7.123)	(6.451)
6.05.01	Beginning cash and cash equivalents balance	19.112	17.114
6.05.02	Ending cash and cash equivalents balance	11.989	10.663

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2014 to 03/31/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.839.770	1.214.271	3.538.586	-	2.013	14.594.640
5.03	Ajusted Beginning balance	9.839.770	1.214.271	3.538.586	-	2.013	14.594.640
5.04	Shareholder´s Transactions	-	1.550	-	-	-	1.550
5.04.03	Stock option	-	1.550	-	-	-	1.550
5.05	Total Comprehensive Income	-	-	-	372.132	-	372.132
5.05.01	Profit (Loss) for the Period	-	-	-	372.132	-	372.132
5.07	Ending balance	9.839.770	1.215.821	3.538.586	372.132	2.013	14.968.322

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

 PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2013 to 03/31/2013

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.839.770	383.631	3.609.701	-	(232)	13.832.870
5.03	Ajusted Beginning balance	9.839.770	383.631	3.609.701	-	(232)	13.832.870
5.04	Shareholder´s Transactions	-	971	1.333	-	-	2.304
5.04.03	Stock option	-	971	-	-	-	971
5.04.08	Put option reversal	-	-	1.333	-	-	1.333
5.05	Total Comprehensive Income	-	-	-	306.067	-	306.067
5.05.01	Profit (Loss) for the Period	-	-	-	306.067	-	306.067
5.07	Ending balance	9.839.770	384.602	3.611.034	306.067	(232)	14.141.241

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company - Statement of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
7.02	Raw Material Acquired from Third Parties	(2.527)	(3.097)
7.02.02	Material, Energy, Services and Others	(2.527)	(3.097)
7.03	Gross Added Value	(2.527)	(3.097)
7.05	Net Added Value Produced	(2.527)	(3.097)
7.06	Added Value Received from Transfers	377.916	315.407
7.06.01	Equity Pick Up	377.361	315.167
7.06.02	Financial Revenues	555	240
7.07	Total Added Value to Share	375.389	312.310
7.08	Sharing Added Value	375.389	312.310
7.08.01	Labor	2.428	1.556
7.08.01.01	Cost of Working	2.132	1.477
7.08.01.02	Benefits	255	52
7.08.01.03	F.G.T.S	41	27
7.08.01.04	Others	-	-
7.08.02	Taxes, Fees and Contributions	649	3.179
7.08.02.01	Federal	634	3.160
7.08.02.02	State	-	6
7.08.02.03	Municipal	15	13
7.08.03	Earnings - Borrowed Capital	180	1.508
7.08.03.01	Interest	131	1.463
7.08.03.02	Rentals	49	45
7.08.04	Earnings - Owned Capital	372.132	306.067
7.08.04.01	Interest on capital	-	-
7.08.04.03	Retained Earnings (Losses)	372.132	306.067

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	03/31/2014	12/31/2013
1	Total assets	27.286.045	28.138.167
1.01	Current Assets	10.060.148	10.740.804
1.01.01	Cash and Cash Equivalents	3.619.273	5.287.642
1.01.02	Receivables	-	-
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.01.01	Trade Accounts Receivable	-	-
1.01.03	Accounts Receivable	3.511.424	3.513.029
1.01.03.01	Clients	3.511.424	3.513.029
1.01.04	Inventories	329.425	296.829
1.01.06	Taxes and Contributions Recoverable	1.440.590	1.283.841
1.01.06.01	Current Taxes and Contributions Recoverable	1.440.590	1.283.841
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	1.021.137	913.215
1.01.06.01.02	Direct Taxes and Contributions Recoverable	419.453	370.626
1.01.07	Prepaid Expenses	962.191	206.354
1.01.08	Other Current Assets	197.245	153.109
1.01.08.03	Others	197.245	153.109
1.01.08.03.01	Operations with derivatives	20.397	11.969
1.01.08.03.02	Other assets	176.848	141.140
1.02	Non-Current Assets	17.225.897	17.397.363
1.02.01	Long-Term Assets	2.709.009	2.753.940
1.02.01.01	Trade Accounts Receivable	36.062	28.681
1.02.01.01.01	Available for Sale	36.062	28.681
1.02.01.03	Accounts Receivable	32.120	35.959
1.02.01.03.01	Clients	32.120	35.959
1.02.01.06	Deferred Taxes	1.024.822	1.064.721
1.02.01.06.01	Deferred Income Tax and Social Contribution	1.024.822	1.064.721
1.02.01.07	Prepaid Expenses	91.577	96.906
1.02.01.09	Other Non-Current Assets	1.524.428	1.527.673
1.02.01.09.03	Operations with derivatives	183.003	234.894
1.02.01.09.04	Other Non-Current Assets	13.317	13.224
1.02.01.09.05	Escrow Deposits	767.547	720.261
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	537.934	536.757
1.02.01.09.07	Direct Taxes and Contributions Recoverable	22.627	22.537
1.02.03	Property, Plant and Equipment	7.994.895	8.207.242
1.02.03.01	Property, Plant and Equipment in Operation	7.523.046	7.491.091
1.02.03.03	Construction work in progress	471.849	716.151
1.02.04	Intangible	6.521.993	6.436.181
1.02.04.01	Intangibles	4.994.774	4.908.962
1.02.04.01.01	Concession licenses	1.628.033	1.698.545
1.02.04.01.02	Software rights	2.717.089	2.694.070
1.02.04.01.03	Other Intangibles	649.652	516.347
1.02.04.02	Goodwill	1.527.219	1.527.219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese CONSOLIDATED BALANCE SHEET LIABILITIES (in thousands of Reais)

Account Code	Account Description	03/31/2014	12/31/2013
2	Total liabilities	27.286.045	28.138.167
2.01	Current Liabilities	6.895.158	8.048.103
2.01.01	Social and Labor Obligations	202.645	170.556
2.01.01.02	Labor Obligations	202.645	170.556
2.01.02	Suppliers - Trade Payable	3.845.958	5.255.337
2.01.02.01	Domestic Suppliers	3.709.104	5.142.934
2.01.02.02	Non-Domestic Suppliers	136.854	112.403
2.01.03	Taxes, rates and contributions	796.589	695.728
2.01.03.01	Federal Obligations	263.977	177.153
2.01.03.01.01	Income Tax and Social Contribution Payable	134.563	35.282
2.01.03.01.02	Other Taxes	129.414	141.871
2.01.03.02	State Obligations	494.815	475.430
2.01.03.02.01	ICMS	494.815	475.430
2.01.03.03	Other taxes	37.797	43.145
2.01.03.03.01	ISS	37.797	43.145
2.01.04	Loans and Financing	1.104.618	966.658
2.01.04.01	Loans and Financing	1.104.618	966.658
2.01.04.01.01	Domestic Currency	1.024.046	881.807
2.01.04.01.02	Other Currencies	80.572	84.851
2.01.05	Other Obligations	945.348	959.824
2.01.05.02	Others	945.348	959.824
2.01.05.02.01	Dividends payable	396.838	396.879
2.01.05.02.04	Operations with derivatives	19.491	44.418
2.01.05.02.05	Authorizations Payable	73.119	77.216
2.01.05.02.06	Other liabilities	445.478	431.754
2.01.05.02.07	Financial leasing	10.422	9.557
2.02	Non-Current Liabilities	5.422.565	5.495.424
2.02.01	Loans and Financing	3.678.695	3.779.998
2.02.01.01	Loans and Financing	3.678.695	3.779.998
2.02.01.01.01	Domestic Currency	1.979.030	2.008.834
2.02.01.01.02	Other Currencies	1.699.665	1.771.164
2.02.02	Other Obligations	705.528	704.684
2.02.02.02	Others	705.528	704.684
2.02.02.02.03	Operations with derivatives	8.222	-
2.02.02.02.04	Indirect Taxes and Contributions Payable	88	86
2.02.02.02.05	Direct Taxes and Contributions Payable	220.502	226.668
2.02.02.02.07	Other liabilities	161.098	164.817
2.02.02.02.08	Financial leasing	315.618	313.113
2.02.03	Deferred Taxes	345.054	337.770
2.02.03.01	Deferred Income Tax and Social Contribution	345.054	337.770
2.02.04	Provisions	693.288	672.972
2.02.04.01	Tax, Labor and Civil Provisions	398.840	373.159
2.02.04.01.01	Tax Provisions	184.785	171.025
2.02.04.01.02	Labor Provisions	57.438	57.081
2.02.04.01.03	Benefits Provisions	1.084	1.084
2.02.04.01.04	Civil Provisions	96.738	88.385
2.02.04.01.05	Regulatory Provisions	58.795	55.584
2.02.04.02	Other Provisions	294.448	299.813
2.02.04.02.03	Asset Retirement Obligation	294.448	299.813
2.03	Shareholders' Equity	14.968.322	14.594.640
2.03.01	Paid up Capital	9.839.770	9.839.770
2.03.02	Capital Reserves	1.215.821	1.214.271
2.03.02.01	Offering's Goodwill	380.560	380.560
2.03.02.04	Options granted	12.234	10.684
2.03.02.05	Treasury stock	(3.369)	(3.369)
2.03.02.07	Tax benefit reserve	826.396	826.396
2.03.04	Revenue Reserves	3.538.586	3.538.586
2.03.04.01	Legal Reserve	438.634	438.634
2.03.04.10	Reserve for expansion	3.099.952	3.099.952
2.03.05	Accumulated Income (Loss)	372.132	-
2.03.08	Other Comprehensive Income	2.013	2.013

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4.702.224	4.710.715
3.02	Cost of Goods Sold and/or Services Rendered	(2.429.774)	(2.523.940)
3.03	Gross Income	2.272.450	2.186.775
3.04	Operating Revenues (Expenses)	(1.685.475)	(1.642.441)
3.04.01	Sales	(1.245.073)	(1.195.598)
3.04.02	General and Administrative	(251.297)	(261.271)
3.04.04	Other Operating Revenues	9.096	11.797
3.04.05	Other Operating Expenses	(198.201)	(197.369)
3.04.05.01	Concessions' Amortization	(78.410)	(85.680)
3.04.05.02	Other Operating Expenses	(119.791)	(111.689)
3.05	Operating Income (Loss)	586.975	544.334
3.06	Financial	(35.835)	(71.084)
3.06.01	Financial Revenues	158.281	191.321
3.06.02	Financial Expenses	(194.116)	(262.405)
3.07	Income (Loss) Before Taxes /Profit Sharing	551.140	473.250
3.08	Income Tax and Social Contribution	(179.008)	(167.183)
3.08.01	Current	(131.825)	(133.748)
3.08.02	Deferred	(47.183)	(33.435)
3.09	Profit (Loss) for the Period	372.132	306.067
3.11	Consolidated Profit (Loss) for the Period	372.132	306.067
3.11.01	Atributted to shareholders	372.132	306.067
3.99.01.01	Common shares	0,15397	0,12660

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
4.01	Profit (Loss) for the Period	372.132	306.067
4.03	Comprehensive Income for the Period	372.132	306.067
4.03.01	Atributted to Shareholder's	372.132	306.067

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese CONSOLIDATED CASH FLOW - INDIRECT (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
6.01	Net cash and cash equivalents generated (used) by operating activities	(1.028.383)	(1.144.489)
6.01.01	Cash and cash equivalents generated by operating activities	1.566.409	1.429.797
6.01.01.01	Earnings before income tax	551.141	473.250
6.01.01.02	Depreciation and amortization	730.313	679.439
6.01.01.03	Monetary fluctuation on escrow deposits and contingencies	14.763	21.940
6.01.01.04	Loss and disposal of fixed assets	2.147	3.276
6.01.01.05	Stock options	1.550	971
6.01.01.06	Provision for contingencies	65.049	77.252
6.01.01.07	Interest on ARO	1.586	1.175
6.01.01.08	Interest and monetary and exchange variation on loans	123.757	99.863
6.01.01.09	Interest on marketable securities	-	-
6.01.01.10	Allowance for doubtful accounts	76.103	72.631
6.01.01.11	Other financial adjustments	-	-
6.01.02	Variations in assets and liabilities	(2.594.792)	(2.574.286)
6.01.02.01	Accounts receivable	(60.009)	(322.557)
6.01.02.02	Taxes and contributions recoverable	(155.041)	(4.504)
6.01.02.03	Inventories	(32.596)	(67.705)
6.01.02.04	Prepaid expenses	(750.509)	(726.640)
6.01.02.05	Escrow deposits	(41.513)	(121.647)
6.01.02.06	Other current and non-current assets	(34.966)	(18.124)
6.01.02.07	Labor obligations	32.089	29.421
6.01.02.08	Suppliers	(1.431.004)	(1.376.683)
6.01.02.09	Taxes, fees and Contributions payable	(38.944)	97.671
6.01.02.10	Provision for contingencies	(59.904)	(45.665)
6.01.02.11	Authorizations payable	(4.097)	6.595
6.01.02.12	Other	(18.298)	(24.448)
6.02	Net cash and cash equivalents generated (used) by operating activities	(620.257)	(468.668)
6.02.01	Marketable securities	(7.380)	1.095
6.02.02	Additions to property plant and equipment and intangibles	(605.925)	(470.317)
6.02.03	ARO	(6.952)	554
6.03	Net cash and cash equivalents generated (used) by financing activities	(19.729)	(43.909)
6.03.01	New loans	211.426	226.494
6.03.02	Loans amortization	(240.386)	(253.822)
6.03.03	Dividends paid	(41)	(36)
6.03.04	Operations with derivatives	16.549	(16.545)
6.03.05	Reimbursement to shareholders - reverse stock split of TIM Fiber RJ S.A. shares	(1)	-
6.03.06	Financial leasing payment	(7.276)	-
6.05	Increase (decrease) on cash and cash equivalents	(1.668.369)	(1.657.066)
6.05.01	Beginning cash and cash equivalents balance	5.287.642	4.429.780
6.05.02	Ending cash and cash equivalents balance	3.619.273	2.772.714

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2014 to 03/31/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.839.770	1.214.271	3.538.586	-	2.013	14.594.640	-	14.594.640
5.03	Prior year adjusted	9.839.770	1.214.271	3.538.586	-	2.013	14.594.640	-	14.594.640
5.04	Shareholder´s Transactions	-	1.550	-	-	-	1.550	-	1.550
5.04.03	Options granted	-	1.550	-	-	-	1.550	-	1.550
5.05	Comprehensive income statement	-	-	-	372.132	-	372.132	-	372.132
5.05.01	Net income for the period	-	-	-	372.132	-	372.132	-	372.132
5.07	Ending balance	9.839.770	1.215.821	3.538.586	372.132	2.013	14.968.322	-	14.968.322

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2013 to 03/31/2013

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.839.770	383.631	3.609.701	-	(232)	13.832.870	-	13.832.870
5.03	Prior year adjusted	9.839.770	383.631	3.609.701	-	(232)	13.832.870	-	13.832.870
5.04	Shareholder´s Transactions	-	971	1.333	-	-	2.304	-	2.304
5.04.03	Options granted	-	971	-	-	-	971	-	971
5.04.08	Other	-	-	1.333	-	-	1.333	-	1.333
5.05	Comprehensive income statement	-	-	-	306.067	-	306.067	-	306.067
5.05.01	Net income for the period	-	-	-	306.067	-	306.067	-	306.067
5.07	Ending balance	9.839.770	384.602	3.611.034	306.067	(232)	14.141.241	-	14.141.241

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese Consolidated - Statement of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2014 to 03/31/2014	Year-to-date - prior year 01/01/2013 to 03/31/2013
7.01	Revenues	6.251.152	6.163.978
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	6.327.255	6.236.609
7.01.04	Provision/Reversal for doubtful debts	(76.103)	(72.631)
7.02	Raw Material Acquired from Third Parties	(2.617.248)	(2.796.491)
7.02.01	Cost of Goods Sold and/or Services Rendered	(1.727.931)	(1.919.951)
7.02.02	Material, Energy, Services and Others	(889.317)	(876.540)
7.03	Gross Added Value	3.633.904	3.367.487
7.04	Retentions	(730.313)	(679.439)
7.04.01	Depreciation and Amortization	(730.313)	(679.439)
7.05	Net Added Value Produced	2.903.591	2.688.048
7.06	Added Value Received from Transfers	158.281	191.321
7.06.02	Financial Revenues	158.281	191.321
7.07	Total Added Value to Share	3.061.872	2.879.369
7.08	Sharing Added Value	3.061.872	2.879.369
7.08.01	Labor	186.514	163.232
7.08.01.01	Cost of Working	132.949	116.173
7.08.01.02	Benefits	37.723	33.549
7.08.01.03	F.G.T.S.	12.058	10.836
7.08.01.04	Others	3.784	2.674
7.08.02	Taxes, Fees and Contributions	2.168.317	2.037.318
7.08.02.01	Federal	819.811	789.669
7.08.02.02	State	1.342.421	1.242.551
7.08.02.03	Municipal	6.085	5.098
7.08.03	Earnings - Borrowed Capital	334.909	372.752
7.08.03.01	Interest	192.772	255.920
7.08.03.02	Rentals	142.137	116.832
7.08.04	Earnings - Owned Capital	372.132	306.067
7.08.04.01	Interest on capital	-	-
7.08.04.03	Retained Earnings (Losses)	372.132	306.067

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2014

BM&FBOVESPA* (lot = 1 share) TIMP3: R$ 12.46 NYSE* (1 ADR = 5 ON shares) TSU: US$28.11 (*) closing prices of May 8th, 2014

Rio de Janeiro, May 8th, 2014 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the first quarter of 2014. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2013 (1Q13) and fourth quarter of 2013 (4Q13), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

Main Operational Highlights

•

Data users grew 20% YoY reaching 36% of total base, with 3G users at 26.6 mln (+85% YoY);

•

Postpaid customer base grew 12% YoY, or 16% excluding mini-modems and M2M;

•

Leadership position in handset market with 37% of total operators sales;

•

Mobile Payback (SAC/ARPU) stood flat at 1.6x

•

Live TIM customer base reached 75k users, adding 14.7k clients. Addressable households surpassed 1.1 mln;

•

Fiber-To-The-Site (FTTS) expansion: inclusion of 31 new cities in 2014.

Main Financial Highlights

•

Mobile Net Service Revenues grew 1.4% YoY, while “business generated” net revenues (outgoing+VAS) grew 9% YoY. Top-line stood stable largely impacted by MTR cut;

•

Gross Data Revenues was up 20% YoY, reaching R$1.5 bln, or 25.2% of mobile gross service revenues (vs. 21.4% in 1Q13);

•

EBITDA totaled R$1.32 bln (+8% YoY) with EBITDA margin at 28.0% and Service margin (ex-handset) at 33.2%;

•

Net Income totaled R$372.1 mln, an increase of 22% A/A;

•

Investments totaled R$612.9 million in Q1, a sound increase of 30%, being almost 95% allocated to infrastructure.

MESSAGE FROM MANAGEMENT

Dear Shareholders and Analysts,

Just one year ago I wrote my first message to you and to the market, briefly after assuming the leadership at TIM, one of Brazil’s largest and most relevant companies. I remember that at that time I said I was highly motivated and determined to be part of a very qualified team, which is committed to TIM’s success. I have also communicated, in that occasion, the beginning of a new growth path for the company, based on four key strategic pillars: Infrastructure and Network Quality; Offer Evolution and Innovation; Institutional Relationship and Transparency; and People / Organization / Culture and Values.

After four full quarters, I’m pleased to inform you that the trajectory initiated has been extremely rewarding, with significant results obtained in each one of our key priorities. In particular, I would like to highlight the achievement of positive indicators, one more time in the last quarter, of both financial results as well as market and operational performance metrics.

I remain as such highly motivated and committed, with the certainty that we are building solid platforms that will guarantee the sustainability of our business in the long term.

Infrastructure and Network Quality:

In the last quarter we could confirm that after a substantial effort dedicated to the improvement of our infrastructure and quality, there is encouraging evidence on the improvement of all major network quality indicators, with the reduction of customer complaints and a large increase in capacity, in particular at the cities where we have already implemented the “Mobile BroadBand” project, which has already covered 50 municipalities in the first quarter of 2014 and which will reach over a hundred cities by year end, benefitting more than half of our total network traffic. We are connecting optical fiber to over 85% of our antennae in those cities, and have observed that there is a significant improvement in our customer’s internet experience, with average connection speeds going from around ~800Kbps to over 2Mbps in the cities where the project has been concluded. In addition to the network capacity increase, we have also recently concluded the internalization of all of the network monitoring activities, allowing for more agile responses, more control and efficiency and an improvement of the network availability in general.

Investments:

We have ended this last quarter with R$613 million investments, an increase of almost 30% when compared to the same period in 2013. These investments were focused towards the expansion and optimization of our 3G coverage and capacity, as well as the continued deployment of the 4G coverage plan, in line with our strategy of privileging the infrastructure for data services growth. We estimate reaching total investment of R$3.8 billion by the end of 2014, of which over 90% dedicated to the infrastructure elements.

Offer Evolution and Opportunities in the Data World

We remain determined on the process of building our data services platform and we are certain that TIM is well positioned to capture a good portion of the data usage and Internet access growth through the phenomenon of fixed -mobile substitution. As previously highlighted, Brazil presents demographic characteristics which privilege mobile access (be it for infrastructural or purchase power reasons), and we still expect a significant growth of both our data users base and revenues generated by Internet access and value added services. Out of our total subscriber base today, only 37% are data users, a significant evolution from the 31% in the same period last year, but still with a large growth potential. Aiming for this growth we continue with our strategy of equipping the user base with data enabled handsets, and today almost 60% of the user base is already equipped with those. We maintain the leadership in handset sales, while keeping a great focus in service innovation, including offers such as music, data security, financial services, social networks and several types of content services.

Fixed Operations and Presence in Corporate Clients:

Making a good use of the infrastructure synergies obtained through the deployment of optical fiber in our mobile networks, we continue to observe a solid performance in the key business indicators of our fixed residential broadband operation, TIM Fiber, with its Live TIM service. In the first quarter of 2014 we have reached the mark of over 1.1 million homes passed, obtained excellent customer satisfaction indicators with the offers and the quality of service, closing the quarter with over 75 thousand users and a 40% market share on connections above 34 Mbps in the cities of São Paulo and Rio de Janeiro.

In what concerns the services to corporate clients, we have adopted, from this last quarter, a new positioning of the Intelig brand, which starts now to be communicated as  “TIM Corporate Solutions”, reflecting a stronger focus on the segment and its growth possibilities brought by a better use of the fiber infrastructure synergies, in particular over the last mile connections. This repositioning process includes also the geographic expansion beyond the Rio-São Paulo region, a solid market share increase plan and the improvement in all financial performance metrics.

The same dedicated focus and differentiated attention has also been reinforced in the positioning with the corporate and business users of our mobile services.

Financial Results:

Despite the continuity of a slower growth macroeconomic environment, and of the important impact on both Revenues as well as EBITDA represented by the fall of the mobile termination tariff (MTR / VU-M), now in their third consecutive year of reduction, the company was able to obtain, one more time, positive financial results, coming from a careful management of efficiencies, costs and operational performance improvement. As an important operational data point for the analysis of the organic performance of the business, we highlight the significant growth of the revenues generated by our user base (outgoing traffic), which reached almost 9% when compared to the same quarter last year. Just for comparison purposes, when isolated of the MTR reduction effect, we have observed net service revenues growth in line with the expected. As key indicators of the positive financial performance of the company, I call the attention to the growth of EBITDA and Net Profit over the same period last year, which reached respectively 8% and 22%.

Perspectives for the following quarters:

For the upcoming quarters, we expect a continuation of the slightly more challenging growth scenario given the intense competition environment, but reinforce our commitment to keep investing in the network quality, coverage and innovation capacity as key competitive differentiation elements for maintaining our growth.

We will keep focusing on evolving our offer portfolio, launching services that aim to expand and facilitate mobile data usage, such as financial services and additional value added services. We will also strengthen our Infinity and Liberty offers, with new data and voice packages.

On the regulatory front we expect more definitions in the short term regarding the upcoming 700Mhz 4G auction, which will be an important milestone to our industry and to the broadband development in Brazil, and we will be prepared to participate in this new stage of the evolution of data services in the country.

In conclusion, we continue firmly on our commitment of maintaining the positive results of the company through a relentless execution of our strategic plan, always observing our stated values of Quality, Transparency and Innovation.

Rodrigo Abreu

Chief Executive Officer

MARKETING AND INSTITUTIONAL DEVELOPMENTS

Internet: Stepping-up consumer’s needs

In Q1, due to the growing data usage, TIM launched new options of data plans for prepaid customers. Now, in addition to the 10MB daily data cap available in Infinity Web and Infinity Web+Torpedo plans, customers also have a new 30MB daily cap option for R$1 per day in the Infinity Web plan (internet usage only) or R$1.25 in the Infinity Web+Torpedo plan (internet and unlimited on-net and off-net SMS – the combined price is charged independently of the service used). The original Infinity Web and Infinity Web+Torpedo with 10MB cap are still available for R$0.60 and R$0.75 respectively per day of use. In all the aforesaid plans, the maximum speed is 500 Kbps.

A new App Store: Expanding the portfolio of services

In this quarter TIM reshaped its own app store called “TIM App Shop” launched in 2009. The new store, which is available for all platforms (Android, IOS, Blackberry and others) has more than 55 thousand apps, bringing new contents such as games, social media, news, weather forecasts and sports (in portuguese and english). The app store access costs R$1.99 per week for unlimited downloads within the seven days period, with no data traffic fee. The payment process is facilitated by a new method that excludes the necessity of a credit card, since the tariff is deducted from the prepaid customer’s credits or charged directly to the postpaid customer’s monthly bill.

And a new value added service:

In Q1, TIM added a new product to its family of value added services, TIM Protect Backup. It was thought to ensure safety of customer’s devices and information. Customers can store documents, photos, music and videos in the cloud and access them on all devices through TIM Protect Backup app or www.timprotect.com.br/backup in a simple and reliable platform. Cloud storage also has the possibility of content sharing via email and social media. TIM offers 4 plans monthly charged: 5GB of capacity for R$ 5.90; 10GB for R$ 7.90; 30GB for R$ 14.90; and 100GB for R$ 29.90, deducted from prepaid customer’s credits or charged directly in the postpaid customer’s bill.

TIMmusic: Now available on mini-modens

Launched in 2Q13, TIMmusic, the unlimited music app, has consolidated as a leading provider for digital music in Brazil. Till 1Q14, the app conquered nearly 400,000 users that downloaded more than 32 million songs. Starting this quarter, TIM provides the app for modems in TIM Communicator, enabling computer users to enjoy all TIMmusic advantages. New customers have a free-trial period of seven days for prepaid or one month for postpaid. The price after this period is the same for all devices: R$0.50 per day of use or R$2.90 per week for prepaid, and for postpaid it is charged a fee of R$12.90 only the month of use or R$9.90 every month.

Corporate segment

TIM launched the “MDM TIM+KNOX” plan in a partnership with Navita and Samsung. The offer provides a “virtual container” on devices and tablets which isolates corporate from personal data allowing companies to monitor, protect and do remote management more efficiently and safely. TIM is the first operator in the market to offer this service for large corporate customers, compatible with Samsung handsets running Android OS and having KNOX solution installed. The offer price varies according to the number of activated lines and it can be adapted according to customer’s needs.

Handsets: Best value for money

This quarter TIM started to sell Moto G, the new Motorola Mobility smartphone that comes with Android 4.3 Jellybean operational system. The device has an elegant design with a 4.5’’ screen which provides better view of movies, photos, video chats and more. The price is R$699 and it can be paid in 12 installments using the credit card for new and existing clients. All devices sold by TIM are unlocked.

OPERATIONAL PERFORMANCE

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 273.6 million lines by the end of 1Q14, representing a yearly growth of 3.6% (vs. 5.3% in 1Q13) and a penetration rate of 135.3%, up from 133.7% in 1Q13. The reduction in pace for subscriber growth is a result of: i) already high penetrated market, people using multiple SIM-cards and ii) a less dynamic economic environment. Nonetheless, the mobile market growth is still supported by machine-to-machine business and migration from prepaid to postpaid segment.

Brazilian Mobile Market

(Million of lines; Penetration rate)

128.0
130.4
131.6
132.8
133.7
134.3
135.3
136.4
135.3
YoY%
250.8
256.1
258.9
261.8
264.1
265.7
268.3
271.1
273.6
3.6%
45.6
46.9
48.7
50.9
52.7
54.7
56.9
59.5
61.4
16.5%
205.2
209.2
210.2
210.9
211.4
211.1
211.3
211.6
212.2
0.4%
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
Prepaid
Postpaid
% Penetration

Source: Anatel

Overall market net additions regained pace and accelerated, totaling 2.5 million lines, an increase of 10.6% versus 2.2 million registered in the same period of the last year, mainly due to:

(i) Postpaid segment reached 61.4 million lines (+16.5% versus March 2013). Important to highlight that voice postpaid came at 45.8 million lines (+18.8% YoY) representing 74.6% of total postpaid, while machine-to-machine access came at 8.7 million (+20.5% YoY).

(ii) Prepaid segment reached 212.2 million lines (+0.4% YoY), accounting for 77.6% of total Brazilian market.

TIM’s PERFORMANCE

TIM’s subscriber base ended the first quarter of 2014 with 73.9 million lines, 3.8% up against 1Q13, and in line with Brazilian market growth of 3.6%. Market share posted a timid expansion reaching 27.02% (vs. 26.98% a year ago).

TIM total subscriber base with 3G devices ended the first quarter of 2014 with 26.6 million users, a 85.1% increase against the same period last year, and above total market growth of 71.9%. Market share in 3G reached 25.23% (vs. 23.44% in 1Q13).

Regarding the 4G subscriber base, TIM reached 675k users in the 1Q14, posting a substantial increase of 66.9% QoQ. Market share rose to 32.53% (vs. 20% in 2Q13, when the 4G was launched), showing that the Company’s strategy on 4G is paying off (lower investment in the auction, along with lower costs of network deployment).

Market Share per Tecnology

3G
42.3%
Claro
36.7%
TIM
23.4%
25.2%
Vivo
23.2%
24.1%
12.8%
Oi
10.3%
1Q13
2Q13
3Q13
4Q13
1Q14
4G
46.8%
41.3%
Vivo
32.5%
TIM
20.7%
20.2%
15.4%
Claro
Oi
12.3%
10.7%
2Q13
3Q13
4Q13
1Q14

Source: Anatel

Regarding gross additions figures for 1Q14, TIM registered 9.2 million of new lines, the same amount registered in 1Q13. Disconnections amounted 8.7 million lines in the first quarter (or +4.1% YoY) versus 8.4 million in 1Q13, resulting in net additions of 485.6k (vs. 856.2k on the same period of last year), with a churn rate of 11.9% (vs. 11.9% in 1Q13). The churn rate of the Company is still being impacted by our austere disconnection policy.

Postpaid customer base reached 12.2 million users, a 11.9% yearly growth (vs. 13.2% in 1Q13). In this quarter, TIM showed negative net adds of 55.7k in Postpaid clients (vs. 208.7k positive net adds in 1Q13).

•

Voice and data (smartphones) postpaid users reached 10.4 million (+15.9% YoY)

•

Machine-to-machine business reached 1.2 million accesses (+1.3% YoY)

•

Mobile broadband (mini-modems and tablets) reached 635.9 thousand accesses (-18.1% YoY)

As for the prepaid segment, users totaled 61.7 million, up 2.3% YoY, being “Infinity Pré” more than 59.9 million users or 97.1% of the base are in that segment. TIM continues to lead the prepaid market in Brazil, due its pioneering position and transparent concepts.

TIM Total Base

Prepaid
+2.3% YoY
83%
2%
14%
Broadband
Postpaid
-18.1% YoY
M2M
Postpaid
+1.3% YoY
Voice
Postpaid
+15.9% YoY

Source: Anatel

QUALITY AND NETWORK

QUALITTY DEVELOPMENTS

As for network quality KPI’s, we will be disclosing this quarter voice and data indicators audited by Anatel until October 2013, being the figures for 4Q13 and 1Q14 estimates by TIM. From 1Q13 to 1Q14, the metrics, shown below, stood within Anatel’s target, with relevant quality improvements in two out of four indicators in 1Q14 when compared to 1Q13.

As for caring quality indicators, TIM kept its good position, being the least claimed telecom group at the consumer’s protection agencies registered in SINDEC1 (PROCON), with a volume of complaints 73% lower than the most demanded company.

Claims at Consumer's Protection Agency (Procon)

Quarterly Claims in thds (lower the better).

44.4
26.8
15.0
10.3
45.5
P3
25.9
P1
25.5
P2
12.1
TIM
1Q13
2Q13
3Q13
4Q13
1Q14

Source: SINDEC - Procon

In the first quarter of 2014, the company continued to implement its Quality Plan, focusing on the most important cities for quality improvement, accelerating network development and changing perception. Comparing to 2013 we have raised the number of cities under the Quality Plan scope to 599 cities for 2014 from 195 cities. In 1Q14, TIM reached 37% of the target of cities.

This program is on track and it has already showed improvements on the network quality indicators, accompanied by customer care processes revision and development. These initiatives resulted in a significant reduction of 37% on monthly average network complaints at Anatel (network repair + call completion) in 1Q14, when compared to the same average of 1Q13.

Keeping the effort towards transparency, “TIM Portas Abertas” initiative will continue in 2014. The website and mobile app publishes the coverage maps and quality improvement indicators for the entire country, while inviting customers to give feedback. Along the first quarter we have received more than 500 thousands contributions per month. Every customer feedback is taken into account and when quality is improved a return answer is sent to each customer. Since the program started, more than 380 thousands contributions were answered, levering up the quality perception of close to 76% of the targeted customers.

NETWORK EVOLUTION

As for network evolution, on the 1Q14 more than 1,200 TRXs (elements for voice) were implemented, while close to 13,000 data channel elements and 1,800 km of optical fiber were also added. These elements additions along with other network equipments are allowing the Company to keep improving its network quality.

The GSM coverage totaled 94.8% of the urban population in the first quarter of 2014, serving 3,404 cities. 3G coverage reached 35 new cities in 1Q14, serving 1,035 cities or 78% of the urban population in Brazil. The company will keep the pace to increase the 3G coverage in 2014. As for the 4G, TIM covers 27% of the Brazilian urban population.

The Wi-Fi project is speeding up as well. TIM added more than 190 new hotspots in the first quarter of 2014. TIM Wi-Fi is available in 22 airports of 13 states. São Paulo has the biggest coverage.

The Mobile BroadBand Plan closed the first quarter of 2014 reaching 53 cities, adding 14 cities this quarter. The average throughput gain for the cities that have completed the process is remarkable, to ~2.1Mbps from ~800Kbps, proving the efficiency approach being used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

The FTTS project, which is one of the pillars of the MBB Plan, have been restructured for 2014 including more 31 cities in the implementation roll out for this year. Also the 5% left from 2013 have been included in the 2014 implementation target. In the first quarter we have 11% of the project concluded, reinforcing the company commitment to enhance the network quality perception.

FIXED BROADBAND: LIVE TIM

Live TIM finished the first quarter of 2014 with more than 75 thousand users, adding 14.7 thousand clients this quarter. The great majority of customers are in the 35Mbps offer and the remainder on the 50Mbps plan – speeds are guaranteed at rate of 80% and current average speed is at 38.9Mbps per connection, above ANATEL´s minimum requirement and market average of 2.7Mbps. Also, its worth highliting that the good results achieved are based, mainly, on the quality of the service, which reflects on the customer’s satisfying level being way above the market’s.

At the end of 2014 first quarter, Live TIM had more than 11,900 buildings connected (vs. 5,200 in 1Q13), pointing to an addressable market of over 1.1 million clients in São Paulo and Rio de Janeiro. Prospect clients registered in Live TIM website reached more than 597k (vs. 237k in 1Q13).

CORPORATE SOCIAL RESPONSIBILITY

This quarter, “Instituto TIM” (TIM Institute) opened registration for middle school teachers who want to participate in the “TIM Faz Ciência” project (TIM Makes Science), which will distribute printed and virtual learning material on science education. The initiative is focused on fourth and fifth grades public schools teachers. Materials will be delivered free of charge and teachers can participate in an online course to learn more about the proposal. Two thousand professors will be part of the action that might impact 60,000 children in 2014.

TIM Institute also started a partnership with “Instituto Nacional de Matemática Pura e Aplicada” (National Institute for Pure and Applied Mathematics), through a Memorandum of Understanding, which provides, among other things, support to the 10th Brazilian Public Schools Mathematical Olympics (OBMEP), held annually by the institution. TIM is the first company to support the initiative, which will also help producing video lessons for the site called "Portal da Matemática” (Math Web Portal).

FINANCIAL PERFORMANCE

OPERATING REVENUES

Total gross revenues in the quarter reached R$7,043 million (+0.3% YoY), driven by mobile gross revenue (+2.2% YoY), which was strongly impacted by the “business generated” (outgoing+VAS) with +7.3% YoY. This performance counterbalanced the MTR cut negative impact on revenues (total interconnection revenues -22.9% YoY) and fixed business performance (-24.6% YoY).

Gross revenues breakdown and highlights in 1Q14 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$2,802 million this quarter, showing resilient performance with 4.0% increase YoY, thanks to the improvement on both prepaid and postpaid local usage and a better postpaid mix (16.5% of total base vs. 15.3% in 1Q13).

Value Added Services (VAS) gross revenues totaled R$1,500 million in 1Q14, with a solid double digit growth (+20.4% YoY). This performance is a result of the continuous strong adherence to Infinity and Liberty data plans, leading data users to reach 36% of total customer base (up from 31% in 1Q13). In addition, a strong usage stimulus leveraged providers and content revenues. As percentage of mobile gross service revenues, VAS reached 25.2% in 1Q14 vs. 21.4% in 1Q13.

Long distance gross revenues stood at R$815 million in 1Q14, a small decline of -1.8% YoY, driven mainly due to a reduction in LD traffic usage.

Interconnection gross revenues in 1Q14 dropped 22.9% YoY to R$775 million. The interconnection revenues were negatively impacted by two MTR cuts: the first one of ~11% in April 2013 and the second of ~25% in February 2014. Additionally SMS business reduced its pace impacting the incoming revenues.

Fixed business gross revenues, including Intelig, TIM Fixo and Live TIM, totaled R$222 million this quarter, a sharp decline of -24.6% when compared to the same period of last year. This result is mainly due to Intelig ongoing business restructuring process.

Product sales gross revenue declined -4.0% YoY, reaching R$863 million in this quarter. This performance is mainly explained by the reduction of 8.2% YoY in the number of devices sold during the quarter, following macro environment lower pace.

Total net revenues reached R$4,702 million in 1Q14, flat on a year-over-year basis. Total Net Services Revenues came at R$4,100 million in 1Q14 also flat on a year-over-year basis. Just for a better understanding of operational business performance, if we were to exclude MTR cuts effects, total net services revenues would have been R$4,242 (3.8% increase vs. 1Q13).

ARPU (average revenue per user) reached R$18 in 1Q14, down -2.7% YoY, mainly due to MTR cut aforesaid. Once again, if we exclude the MTR cut effect ARPU ex-MTR would have grown 0.8% YoY, thanks to a good performance of outgoing business and data.

MOU (minutes of use) reached 140 minutes in this quarter, down -3.1% YoY when compared to 1Q13, mainly due to a decrease in LD traffic.

OPERATING COST AND EXPENSES

In 1Q14, operating costs and expenses totaled R$3,385 million, a decrease of 2.9% YoY, largely explained by a good performance of network & interconnection costs (-11.7% YoY). Without handset costs, total operating expenses would decrease by 3.3% YoY.

Costs and expenses breakdowns in 1Q14 are presented as follows:

Personnel expenses reached R$228 million in 1Q14, a growth of 13.6% when compared to the same period of last year, due to yearly inflation adjustment, network insource process and the increase in owned stores from 133 to 162 in 1Q14. Total employees achieved 12,225 people (+5.6% versus 1Q13).

Selling & Marketing expenses amounted to R$980 million in 1Q14, an increase of 3.5% versus the same period of last year and impacted by higher expenditures in advertising (+6% YoY) and opening costs related to new own stores. On the other hand, prepaid disconnection policy aided TIM to keep a clean customer base and show a stable trend for FISTEL taxes (R$258 mln in 1Q14).

Network & Interconnection costs reached R$1,194 million in 1Q14, a sound decrease of 11.7% on a yearly comparison, driven by MTR cut and voice/SMS off-net traffic reduction.

•

Leased lines costs (EILD) had a stable performance in a yearly comparison. Such performance is largely impacted by the development of a proprietary infrastructure and usage of TIM Fiber’s network, amid double digit data traffic increase.

•

As for Interconnection cost (-23% YoY), MTR cut brought savings in mobile interconnection. As aforesaid on ITX revenues, in 1Q14 there were two impacts of MTR cuts: the first one at ~11% in April 2013 and the second at ~25% in February 2014. Besides the MTR cut reducing Company’s cost of interconnection, it also worth noting a change in the tariff mix due to a reduction on off-net usage (voice and SMS).

General & Administrative expenses (G&A) amounted to R$150 million in 1Q14, a decrease of 5.8% YoY.

Cost of Goods Sold reached R$646 million in 1Q14, a decrease of 1.5% versus the same period of last year while handset revenue decreased 3.4% YoY due to a smaller amount of handsets sold. The Company maintained the strategy to increase penetration of smartphones as a way to empower data usage and increase customer’s internet experience. It is worth mentioning that above 83% of the handsets sold this quarter were smart/webphones.

Bad Debt expenses increased 4.8% YoY in 1Q14 to R$76 million, representing 1.08% as a percentage of gross revenues (almost flat vs. 1.03% in 1Q13). It is indeed an efficient performance in a quarter despite an improvement in the postpaid mix (15.3% in 1Q13 vs. 16.5% in 1Q14).

Other operational expenses reached R$111 million in 1Q14, an increase of 10.8% vs. 1Q13 mainly due to higher costs of mobile tax FUST/FUNTTEL in the quarter and losses with contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$29.6 in 1Q14, an increase of 3.2% YoY due to a slightly increase in advertising and promotions. However, the SAC/ARPU ratio (indicating the payback per customer) remained stable at 1.6x versus the same period of 2013.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,317 million in the first quarter of 2014, a solid increase of 7.6% over the same period last year. The improvement was supported by a better contribution margin2 (+7% YoY): value added services had once again a key role, together with a better off-net traffic cost for both voice and SMS. Excluding MTR cut impact, EBITDA would have been R$1,387 or 13.4% yearly growth.

EBITDA margin also showed a significant improvement of 200bps in 1Q14, reaching 28.0% vs. 26.0% in 1Q13. Additionally, margin was helped by a deceleration in handset revenues of 3.4% YoY.

EBITDA margin on services (excluding handset revenues and costs) came at 33.2% in 1Q14, an improvement vs. 30.7% in 1Q13.

EBITDA

(R$ bln)

1.22
+13.4%
+7.6%
1.39
0.07
MTR Impact
1.32
1Q13
1Q14

	1Q13	1Q14
EBITDA Margin	26.0%	28.0%
Service Margin	30.7%	33.2%

Source: Company

EBIT

EBIT (earnings before interest and taxes) totaled R$587 million in 1Q14, an increase of 7.8% on a yearly comparison. EBIT margin came at 12.5% vs. 11.6% in 1Q13.

NET FINANCIAL RESULT

Net financial result came at -R$35.8 million in 1Q14, improving by 49.6% when compared to -R$71.1 million in 1Q13. The better performance can be explained mainly by:

•

Higher financial revenues, totaling R$143.5 million in 1Q14 (+R$46.8 million vs. 1Q13 or +48.4%), following a better cash position of R$3.6 billion in 1Q14 vs. R$2.8 billion in 1Q13, which generated higher interest on cash (interest rate rose 350bps in the period).

•

Modest increase of 6.5% YoY on financial expenses, to R$177.9 million in 1Q14. The combined effect of gross debt increase (from R$ 4.3 billion in 1Q13 to R$ 4.9 billion in 1Q14) and interest rate hike has been substantially offset by a positive MTM effect.

INCOME AND SOCIAL CONTRIBUTION TAXES

Income and Social Contribution taxes came at R$179 million in 1Q14, an increase of 7.1% compared to R$167 million in 1Q13, even with a +16.5% in Income before taxes. Effective tax rate was down by 280bps YoY, at 32.5% (vs. 35.3% in 1Q13).

NET INCOME

Net Income totaled R$372 million in 1Q14, a sharp increase of 21.6% versus R$306 million versus same period last year, with EPS (Earnings per Share) reaching R$0.15 (vs. R$0.13 in 1Q13).

CAPEX

Investments totaled R$613 million in the first three months of 2014, a relevant increase of 30.3% versus the same period of last year. This variation can be partially explained by a lower base of comparison in 1Q13, which was impacted by longer contracts renewals processes with network suppliers. It’s worth highlighting that almost 95% of the total Capex was dedicated to infrastructure, confirming the commitment to improve availability and quality of services.

TOTAL DEBT, CASH AND FREE CASH FLOW

Gross Debt amounted to R$4,934 million in 1Q14, an increase of 14.0% if compared to the R$4,328 million by the end of 1Q13, due to new BNDES drawdowns meant to finance the Group Capex.

Company's debt is concentrated in long-term contracts (78% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank) and Banco do Brasil, as well as borrowings from other top local and international financial institutions.

Approximately 35% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. The average cost of debt totaled 9.04% in 1Q14 compared to 7.52% in 1Q13 due to a ramp-up of the market interest rate.

Cash and Cash equivalents reached R$3,619 million in 1Q14 (+30.5% vs. R$2,773 million in 1Q13) with an average cash yield of 10.4% (compared to 7.00% in 1Q13).

Net debt position reached R$1,314 million in March/2014 versus R$1,555 million by the end of 1Q13.

As for the Operating Free Cash Flow in 1Q14, it came negative at R$1,571 million, up 14.3% from a negative R$1,374 in 1Q13, including a R$ 230 million calendar negative impact of the FISTEL payment that occurred totally in 1Q14, while it was partly delayed to 2Q in 2013.

The Net Cash Flow of the period at R$ -1,735 million was almost in line with R$ -1,706 in 1Q13 or better by R$ 201 million excluding the above mentioned effect on FISTEL payment.

OWNERSHIP BREAKDOWN

Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) ON: 67%
ON: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

ABOUT TIM PARTICIPAÇÕES S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 95% of the urban population – the widest GSM coverage in Brazil, with presence in 3,404 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, besides having a sophisticated Third Generation (3G) network serving 78.1% of the country’s urban population. The Company has 450 networks available for international roaming for TIM clients in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 73.9 million lines in Brazil.

In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held Company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in Novo Mercado segment of BM&FBOVESPA.

    Consolidated company with a nationwide footprint since 2002
    Network: excellent GSM coverage and proven quality
    Innovative offers: new concepts leveraging TIM community
    Brand: associated to innovation
    Sustainability: Maintained in ISE index for 2014/2015
    Is listed in Novo Mercado since August 2011

  DISCLAMER

  This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

  ATTACHMENTS

  Attachment 1:

  Balance Sheet

  Attachment 2: 1Q14 Income Statements

  Attachment 3:

  1Q14 Cash Flow Statements

  Attachment 4:

  Operational Indicators

  The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir.

  Attachment 1

  TIM PARTICIPAÇÕES S.A.

  Balance Sheet

  (R$ Thousands)

DESCRIPTION	1Q14	4Q13	% QoQ	1Q13	% YoY
ASSETS	**27,286,046**	**28,138,167**	**-3.0%**	**25,422,296**	**7.3%**
CURRENT ASSETS	**10,060,148**	**10,740,804**	**-6.3%**	**9,403,942**	**7.0%**
Cash and cash equivalents	3,619,273	5,287,642	-32%	2,772,714	30.5%
Short-term investments	-	-	-	280	-100.0%
Accounts receivable	3,511,424	3,513,029	0.0%	3,933,159	-10.7%
Inventories	329,425	296,829	11.0%	336,850	-2.2%
Indirect recoverable Taxes	1,021,137	913,215	11.8%	912,615	11.9%
Direct recoverable Taxes	419,453	370,626	13.2%	340,276	23.3%
Prepaid expenses	962,191	206,354	366.3%	893,055	7.7%
Derivative contracts	20,397	11,969	70.4%	101,970	-80.0%
Other assets	176,846	141,140	25.3%	113,022	56.5%
NONCURRENT	**17,225,897**	**17,397,362**	**-1.0%**	**16,018,354**	**7.5%**
Noncurrent assets	**2,709,009**	**2,753,940**	**-1.6%**	**2,675,051**	**1.3%**
Long-term investments	36,062	28,681	25.7%	21,270	69.5%
Accounts receivable	32,120	35,959	-10.7%	46,162	-30.4%
Indirect recoverable Taxes	537,934	536,757	0.2%	204,827	162.6%
Direct recoverable Taxes	22,627	22,537	0.4%	21,846	3.6%
Deferred income and social contribution taxes	1,024,822	1,064,721	-3.7%	1,237,646	-17.2%
Judicial deposits	767,547	720,261	6.6%	950,872	-19.3%
Prepaid expenses	91,577	96,906	-5.5%	107,994	-15.2%
Derivative contracts	183,003	234,894	-22.1%	70,304	160.3%
Other assets	13,317	13,224	0.7%	14,132	-5.8%
Permanent Assets	**14,516,888**	**14,643,422**	**-0.9%**	**13,343,302**	**8.8%**
Property, plant and equipment	7,994,895	8,207,242	-2.6%	7,378,354	8.4%
Intangibles	6,521,993	6,436,181	1.3%	5,964,949	9.3%
LIABILITIES	**27,286,046**	**28,138,167**	**-3.0%**	**25,422,296**	**7.3%**
CURRENT LIABILITIES	**6,895,158**	**8,048,103**	**-14.3%**	**6,130,486**	**12.5%**
Suppliers	3,845,958	5,255,337	-26.8%	2,916,737	31.9%
Loans and financing	1,104,618	966,658	14.3%	906,469	21.9%
Derivative contracts	19,491	44,418	-56.1%	46,498	-58.1%
Leasing	10,422	9,557	9.1%	-	0.0%
Salaries and related charges	202,645	170,556	18.8%	162,704	24.5%
Indirect taxes, charges and contributions	582,849	580,625	0.4%	772,926	-24.6%
Direct taxes, charges and contributions	213,740	115,103	85.7%	193,491	10.5%
Dividends payable	396,838	396,879	0.0%	373,205	6.3%
Authorizations payable	73,119	77,216	-5.3%	376,177	-80.6%
Other liabilities	445,478	431,753	3.2%	382,279	16.5%
NON CURRENT LIABILITIES	**5,422,565**	**5,495,424**	**-1.3%**	**5,150,568**	**5.3%**
Loans and financing	3,678,695	3,779,998	-2.7%	3,498,150	5.2%
Derivative contracts	8,222	-	-	49,162	-83.3%
Leasing	315,618	313,113	0.8%	-	0.0%
Indirect taxes, charges and contributions	88	86	2.0%	346,202	-100.0%
Direct taxes, charges and contributions	220,502	226,668	-2.7%	177,516	24.2%
Deferred income and social contribution taxes	345,054	337,770	2.2%	215,870	59.8%
Provision for contingencies	397,756	372,075	6.9%	372,728	6.7%
Pension plan	1,084	1,084	0.0%	4,471	-75.8%
Asset retirement obligations	294,448	299,813	-1.8%	300,538	-2.0%
Other liabilities	161,098	164,818	-2.3%	185,931	-13.4%
SHAREHOLDERS' EQUITY	**14,968,322**	**14,594,640**	**2.6%**	**14,141,241**	**5.8%**
Capital	9,839,770	9,839,770	0.0%	9,839,770	0.0%
Capital reserves	1,219,190	1,217,640	0.1%	387,971	214.2%
Income reserves	3,540,599	3,540,599	0.0%	3,610,802	-1.9%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	372,132	-	-	306,067	21.6%

  Attachment 2

  TIM PARTICIPAÇÕES S.A.

  1Q14 Income Statements

   (R$ Thousands)

  Attachment 3

  TIM PARTICIPAÇÕES S.A.

  Cash Flow Statements

   (R$ Thousands)

  Attachment 4

  TIM PARTICIPAÇÕES S.A.

  Operational Indicators

  Footnotes

  1 SINDEC is the National System of Consumer Protection, which integrates 257 agencies (PROCONs). It is estimated that these PROCONs represent 48% of total Claims. Figures consider both mobile and fixed business.

  2 Contribution Margin = Net service revenues - Interconnection

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  1.

  Operations

  TIM Participações S.A. (“TIM Participações” or “Company” or “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.68% of the capital of TIM Participações as of March 31, 2014, and December 31, 2013. The Company’s main purpose is to control companies providing telecommunications services, including personal mobile telephones in their areas of concession and/or licenses. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

  The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

  Direct subsidiaries

  (a)

  TIM Celular S.A. (“TIM Celular”)

  The Company holds 100% of TIM Celular. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service (“SMP”); and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

  (b)

  Intelig Telecomunicações Ltda. (“Intelig”)

  The Company also holds 100% of Intelig’s shares. This company provides STFC and SCM services in all Brazilian states and in the Federal District (DF).

  2.

  Licenses for the use of radio frequencies

  Licenses to use radio frequencies for SMP services are for a fixed period and in most cases may be renewed for a further 15 years. Licenses held by the subsidiary TIM Celular as of March 31, 2014, as well as their expiration dates, are shown in the table below. The cost of extension of the right of use is included in the Instrument of Licenses for Radiofrequencies and consists of biannual payment to the Granting Authority of the amount equal to 2% of the net revenues recorded in the year that ends each biannual period. The payment considers only the net revenues directly related to the regions covered by each renewed license. As of March 31, 2014, the Company had accounts payable related to the licenses renewal in the amount of R$70,552.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

Maturity Date
Concession areas	450 MHz	800MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz (Band V1 - 4G)	2500 MHz (Band P** - 4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM - Sept. 2014*** PA - Feb. 2024***
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016	ES - Apr. 2023-	Apr. 2023	Oct. 2027	RJ - Feb. 2024***
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - Oct. 2027	Mar. 2016	Apr. 2023-	Apr. 2023	Oct. 2027	DF - Feb. 2024***
São Paulo		Mar. 2016	Countryside - Apr. 2023-	Apr. 2023	Oct. 2027	-
Paraná (except municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024***
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-
Municipality and region of Pelotas in Rio Grande do Sul		Apr. 2024*		Apr. 2023	Oct. 2027	-
Pernambuco		May, 2024*		Apr. 2023	Oct. 2027	-
Ceará		Nov. 2023*		Apr. 2023	Oct. 2027	-
Paraíba		Dec. 2023*		Apr. 2023	Oct. 2027	-
Rio Grande do Norte		Dec. 2023*		Apr. 2023	Oct. 2027	-
Alagoas		Dec. 2023*		Apr. 2023	Oct. 2027	-
Piauí		Mar. 2024*		Apr. 2023	Oct. 2027	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)		Apr. 2028*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***
Bahia and Sergipe		Aug. 2027*		Apr. 2023	Oct. 2027	-
São Paulo (AR 11) – Secondary Use		Sept. 2015

  * Agreements already renewed for fifteen (15) years; therefore, they are not entitled to a new renewal period.

  **

  It does not include the entire State, only certain areas of it.

  *** There is no Agreement renewal, as the band is currently in use. License acquired for the remaining years only.

  Regarding licenses held for provision of services for the 4th Generation of SMP (“4G”), on October 16, 2012, TIM Celular, together with the other winning bidders, signed the aforesaid Instrument of Authorization. The subsidiary paid the equivalent of 10% of the amount attributed to the Concession Instrument in the G4 Auction, disbursing R$ 36.478. The remaining 90% was settled on May 29, 2013, and although the levying of monetary correction on this last installment, amounting to R$ 24,586 and which to date has not been provided, due to a favorable opinion from the Office of the Federal Attorney General (Opinion n. 4.814/2013), there is still no final decision from the Agency.

  Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV - Anatel. The terms of the STFC and SCM Licenses held by TIM Participações’ subsidiaries are undetermined.

  Through Act No. 4.312, of March 31, 2014, Anatel granted to TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz, on a secondary basis, for eighteen (18) months, restricted to the Provision Area corresponding to AR11 (Greater São Paulo) , amounting to R$2.538 ..

  3.

  Basis for preparation and submission of quarterly information

  The significant accounting policies applied to the preparation of this quarterly information are d e scribed below. These policies were consistently applied in the periods presented, unless otherwise indicated.

  a.

  General preparation and disclosure criteria

  The quarterly information was prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

  The quarterly consolidated financial statements were prepared in accordance with CPC 21 / IAS 34 – “Interim Financial Statements”. Without divergences in the application of CPC 21 / IAS 34, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

  The quarterly individual financial statements were prepared in accordance with CPC 21 and shown in conjunction with the quarterly consolidated financial statements. Investments in the subsidiaries are accounted for based on the equity method of accounting. The same adjustments also apply to the quarterly individual and consolidated financial statements so as to arrive at the same result and shareholders’ equity attributable to the shareholders of the parent company, TIM Brasil. The Brazilian accounting practices applicable to the quarterly individual financial statements differ from the IFRS applicable to the quarterly separate financial statements. The difference lies only in the measurement of investments using the equity method while, in accordance with the IFRS, this evaluation would be at cost or fair value.

  Assets and liabilities are reported according to their degree of liquidity and liability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

  The preparation of quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company ’ s Management in the process of applying the Group ’ s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the quarterly consolidated and individual financial statements, are described in Note 5.

  The individual and consolidated interim financial reporting should be read with the annual consol i dated financial statements of the year ended December 31, 2013.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  b.

  Comparability of quarterly information

  Reclassification for better disclosure

  b.1

  Reclassification in the income statement from the “Other operating expenses” group, to the “Financial costs” group, referring to monetary restatement on tax lawsuits.

  b.2

  In the cash flows statement, reclassification of the effects of yields of the financial investments from “operational activities” as it is yields from cash and cash equivalents.

  Statements of income:

			Consolidated
	Period of three months ended March 31, 2013

	Original	b.1	Reclassified

Net operating revenues	4,710,715		4,710,715
Costs of services provided and goods sold	(2,523,940)		(2,523,940)

Gross income	2,186,775		2,186,775

Operating revenues (expenses):
Sales	(1,195,598)		(1,195,598)
General and administrative	(261,271)		(261,271)
Other operating revenues (expenses), net	(189,083)	3,511	(185,572)

	(1,645,952)	3,511	(1,642,441)

Operating income	540,823	3,511	544,334

Finance income (expenses):
Finance income	191,321		191,321
Finance expenses	(258,894)	(3,511)	(262,405)

Income before income and
social contribution taxes	473,250		473,250

Income and social contribution taxes	(167,183)		(167,183)

Net income for the period	306,067		306,067

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Statements of cash flows:

	Consolidated Period of three months ended March 31, 2013
	Original	b.1	b.2	Reclassified
Operating activities
Income before income tax (IR) and social contribution (CSLL)	473,250			473,250

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization	679,439			679,439
Residual value of property, plant and equipment and intangible assets written-off	3,276			3,276
Interest on asset retirement obligations	1,175			1,175
Recognition (reversal) of provision for lawsuits	80,763	(3,511)		77,252
Monetary adjustment of judicial deposits and lawsuits	18,429	3,511		21,940
Monetary adjustment of dividends
Interest, monetary and exchange variations and other financial adjustments	99,863			99,863
Interest on financial adjustments	(51,893)		51,893	-
Provision for doubtful debts (Note 8)	72,631			72,631
Stock options (Note 28)	971			971
	1,377,904	-	51,893	1,429,797

Decrease (increase) in operating assets
Trade accounts receivable	(322,557)			(322,557)
Taxes and contributions recoverable	(4,504)			(4,504)
Inventories	(67,705)			(67,705)
Prepaid expenses	(726,640)			(726,640)
Dividends received
Judicial deposits	(121,647)			(121,647)
Other assets	(18,124)			(18,124)
Increase (decrease) in operating liabilities
Labor obligations	(29,421)			(29,421)
Suppliers	(1,376,683)			(1,376,683)
Taxes, fees and contributions	(97,671)			(97,671)
Authorizations payable	6,595			6,595
Provision for lawsuits	(45,662)			(45,662)
Other liabilities	(24,448)			(24,448)
Net cash from operating activities	(1,196,382)	-	51,893	(1,144,489)

Investment activities
Financial assets stated at fair value through profit or loss	52,988		(51,893)	1,095
Additions to property, plant and equipment and intangible assets	(470,317)			(470,317)
Asset retirement obligations	554			554
Net cash from (used in) investment activities	(416,775)	-	(51,893)	(468,668)

Financing activities
New borrowings	226,494			226,494
Repayment of borrowings	(253,822)			(253,822)
Derivative transactions	(36)			(16,545)
Dividends paid	(36)			(36)
Reimbursement of dividends

Net cash used in financing activities	(43,909)	-	-	(43,909)

Decrease in cash and cash equivalents	(1,657,066)	-	-	(1,657,066)
Cash and cash equivalents at the beginning of the year	4,429,780			4,429,780
Cash and cash equivalents at the end of the year	2,772,714			2,772,714

  c.

  Approval of the quarterly information

  This quarterly information was approved by the Board of Directors of the Company on February 8, 2014.

  4.

  Summary of significant accounting practices

  The following accounting practices are adopted in preparing the parent company’s quarterly information (BR GAAP) and for the consolidated accounts (BR GAAP and IFRS).

  a.

  Functional currency and presentation currency

  The presentation currency for the quarterly information is the Real (R$), which is also the functio n al currency for all the companies consolidated in this quarterly information.

  Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are co n verted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statements of income.

  b.

  Consolidation procedures

  Subsidiaries are all entities (including structured entities) in which the Group holds the control. The Group controls an entity when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is interrupted from the date that the Group loses the control over that entity.

  The following companies are consolidated in the quarterly information:

		Interest

Corporate Name	Status	2014	2013

TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

  We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, lawsuits and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as a receipt.

  Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

  c.

  Segment information

  Operating segments are the entity ’ s components that develop business activities from which rev e nues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ’ s chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

  The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

  The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

  d.

  Cash and cash equivalents

  Cash and cash equivalents include cash, bank deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in value.

  e.

  Financial assets and liabilities

  e ..1

  Financial assets

  e ..1.1

  Classification

  The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in this quarterly information Management determines the classification of its financial assets at initial recognition.

  (a)

  Financial assets valued at fair value through profit or loss

  A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

  The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

  (b)

  Loans and receivables

  These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the quarterly information they are classified as “accounts receivable”, “cash and cash equivalents” and “other assets”.

  e.1.2

  Recognition and measurement

  The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as financial income and costs. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

  The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

  e.1.3

  Offsetting financial instruments

  Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

  e.1.4

  Impairment of financial assets

  At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

  The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

  •

  material financial difficulties of the issuer or borrower;

  •

  a breach of contract, such as default or late payment of interest or principal;

  •

  the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

  •

  it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

  •

  the disappearance of an active market for that financial asset because of financial difficulties; and

  •

  Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

  (i)

  adverse changes in the payment status of borrowers in the portfolio; and

  (ii)

  national or local economic conditions that correlate with defaults on assets in the portfolio.

  The amount of the impairment loss is measured as the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower’s credit worthiness), the reversal of the impairment loss is also recognized in the consolidated statement of income for the year.

  e.2

  Financial liabilities

  The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

  Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary correction, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial income or costs. On the dates presented in this quarterly information, this category is composed basically of derivative financial instruments.

  Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate .. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial costs, according to the effective interest rate method, is recognized in the income statement under “financial costs”. On the dates of presentation of this quarterly information, this category includes mainly borrowings and financing and accounts pay a ble to suppliers of the Company.

  f.

  Accounts receivable

  Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method less impairment for accounts receivables ( “ impairment ” ) ..

  The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

  g.

  Inventories

  Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

  h.

  Indirect and direct taxes and contributions recoverable

  These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

  i.

  Prepaid expenses

  These are initially stated at actual amounts disbursed and are appropriated to income according to the accrual method as they are incurred.

  j.

  Judicial deposits

  These are stated at historical cost and adjusted according to the legislation in force.

  k.

  Investments

  Equity interests in subsidiaries are valued using the equity method only in the quarterly individual financial statements.

  l.

  Property, plant and equipment

  Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual value (Note 17). The Company recognizes its assets by individual component.

  The estimated costs of disassembling towers and equipment on rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial costs. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

  Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “Other operating expenses (revenues), net” in the income statement.

  As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

  m.

  Intangible assets

  Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

  Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

  Goodwill

  Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

  The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

  For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs).

  The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

  Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

  Software

  The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

  •

  it is technically feasible to complete the software to make it available for use.

  •

  Management plans to complete the software and use it or sell it.

  •

  the software will generate probable future economic benefits that can be demonstrated.

  •

  technical, financial and other resources are available to conclude development and use or sell the software.

  •

  the expenditure attributable to the software during its development can be measured reliably.

  Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

  Other development expenditures that do not meet these criteria are recognized as expense as incurred.

  As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

  n.

  Impairment of non-financial assets

  Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

  The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly information reporting date.

  o.

  Provisions

  Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

  p.

  Accounts payable to suppliers

  Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

  q.

  Employee benefits

  Profit sharing

  The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee’s original cost center.

  Pension plans and other post-employment benefits

  The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

  The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs, if any. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

  Past service costs are recognized immediately in income. Gains and losses arising from changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

  Regarding defined contribution plans, the Company makes contributions to public and private pe n sion insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the period required to be entitled to withdraw the contributions made by the sponsors, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are booked as assets.

  Stock option

  The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (o p tions) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2 ). The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

  Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

  r.

  Income tax and social contribution

  Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. There are no income tax and social contribution amounts recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

  Current balances

  The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

  Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

  Deferred balances

  Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

  Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

  Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

  s.

  Provision for lawsuits

  This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure and those where losses are considered remote are not disclosed.

  t.

  Leases

  Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the income statement for the year over the lease period.

  Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease is recognized in the income statement over the contractual term.

  u.

  Shareholders ’ equity

  The principal items which affect the Company ’ s shareholders ’ equity are subject to the following accounting practices:

  Capital

  It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

  When a Group company purchases the Company ’ s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Comp a ny ’ s shareholders ’ equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders ’ equity.

  Reserves

  These are constituted and utilized according to the Corporate Law and the Company ’ s By-laws.

  Distribution of dividends

  The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is reco g nized as a liability at the end of each fiscal year. Any other amount to be distributed as interim div i dends or in payment of dividends exceeding the minimum compulsory amount, for example, is pr o vided for only on the date when the additional distribution is approved by the shareholders in a General Meeting .

  v.

  Revenue recognition

  As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

  Revenues from services rendered

  The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

  Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

  Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators. (the latter are booked as operating costs).

  The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

  Revenues from product sales

  Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

  w.

  New standards, changes and interpretations of standards not yet in force

  The following new standard was issued by the IASB, but is not in force for the year 2014. The early adoption of this standard, although encouraged by IASB, was not allowed in Brazil by the CPC.

  •

  IFRS 9 - “ Financial Instruments ” deals with the classification, measurement and recogn i tion of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial i n struments. IFRS 9 requires the classification of financial assets in two categories: those mea s ured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity ’ s business model and on the contra c tual characteristics of the financial instruments ’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity ’ s own credit risk is recorded in other comprehe n sive income, not in the income statement, except when this would result in an accounting mi s match. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

  There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

  Critical judgment in the application of accounting policies

  Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and factors such as expectations of future events considering the circumstances as of the base date of the quarterly information.

  By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions, including significant risk and probable material adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

  (a)

  Loss on impairment of non-financial assets

  Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the quarterly information are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

  The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

  As at December 31, 2013 and 2012, the main non-financial assets for which this assessment was made are the property, plant and equipment and intangible assets of Intelig and the goodwill in the Company and its subsidiaries (see notes 17 e 18). During the first quarter of 2014, there was no evidence found that could significantly change the results of the assessment made at the end of the last year. As required by accounting standard CPC 01, a new impairment test will be conducted by the Company during the year 2014 (planned for the last quarter of the year).

  (b)

   Asset retirement obligation (see note 26)

  The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

  (c)

  Income tax and social contribution (current and deferred)

  Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see note 12).

  (d)

  Impairment of accounts receivable

  The impairment of accounts receivable is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables (see note 8).

  (e)

  Provision for lawsuits

  Lawsuits are analyzed by the Company’s management and (internal and external) legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management’s judgment (see note 25).

  (f)

  Fair value of derivatives and other financial instruments (see note 40)

  The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

  •

  Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •

  Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

  •

  Level 3: Inputs for the asset or liability that are not based on observable market data.

  (g)

  Unbilled revenues

  Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

  Cash and cash equivalents

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Cash and banks	(108)	(75)	120,615	106,176
Financial investments:
CDB/Repurchases with a due date
within 90 days	12,097	19,187	3,498,658	5,181,466

	11,989	19,112	3,619,273	5,287,642

  Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

  The calculation of the annual average return of the Company’s investments, including those not classified as cash and cash equivalents, is 100.94% of the Interbank Deposit Certificate - CDI rate.

  Financial assets at fair value through profit or loss

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

CDB/Repurchases	78	89	36,062	28,681
Current portion		-		-

Non-current portion	78	89	36,062	28,681

  The total investments classified as non-current are restricted for use by virtue of legal actions.

  Accounts receivable

	Consolidated

	03/2014	12/2013

Billed services	1,079,128	1,015,111
Unbilled services	661,445	675,634
Network use	600,525	670,592
Sale of goods	1,572,410	1,538,664
Other accounts receivable	2,415	2,912

	3,915,923	3,902,913
Provision for doubtful debts	(372,379)	(353,925)

	3,543,544	3,548,988

Current portion	(3,511,424)	(3,513,029)

Non-current portion	32,120	35,959

  The fair value of accounts receivable equals the book value shown on March 31, 2014, and December 31, 2013. The total amount of BNDES borrowings is guaranteed by accounts receivable (see Note 20).

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Variation in the provision for doubtful debts is as follows:

	Consolidated

	03/2014	12/2013
	(3 months)	(12 months)
Initial balance	353,925	347,176
Provision recorded	76,103	240,051
Provision written-off	(57,649)	(233,302)

Final balance	372,379	353,925

  The aging of the accounts receivable is as follows:

	Consolidated

	03/2014	12/2013

Falling due	2,884,373	2,904,269
Past due for up to 30 days	225,263	182,543
Past due for up to 60 days	98,439	67,278
Past due for up to 90 days	223,175	270,096
Past due for more than 90 days	484,673	478,727

	3,915,923	3,902,913

  Inventories

	Consolidated

	03/2014	12/2013

Cellular phone sets and tablets	295,043	267,305
Accessories and pre-paid cards	12,704	13,031
TIM chips	33,066	32,033

	340,813	312,369
Provision for adjustment to realizable amount	(11,388)	(15,540)

	329,425	296,829

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	03/2014	12/2013
	(3 months)	(12 months)
Opening balance	15,540	11,655

Provision recorded	38,617	190,044
Provision written-off	(42,769)	(186,159)

Closing balance	11,388	15,540

  Indirect taxes and contributions recoverable

	Consolidated

	03/2014	12/2013

ICMS	1,546,868	1,437,991
Others	12,203	11,981

	1,559,071	1,449,972
Current portion	(1,021,137)	(913,215)

Non-current portion	537,934	536,757

  The ICMS credits refer primarily to the amounts to be offset regarding acquisitions of property, plant and equipment and inventories of the subsidiaries.

  Direct taxes and contributions recoverable

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Income tax and social contribution	3,147	3,486	69,189	27,637
PIS/Cofins	20,185	20,185	327,759	326,921
Others	1,541	1,447	45,132	38,605

	24,873	25,118	442,080	393,163

Current portion	(24,873)	(25,118)	(419,453)	(370,626)

Non-current portion			22,627	22,537

  The PIS/Cofins amounts recoverable refer primarily to credits involving the purchase of handset inventories.

  Deferred income tax and social contribution

  Deferred income tax and social contribution are calculated using the prevailing rates for each tax. During fiscal years 2014 and 2013, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 36.

  The amounts shown in the accounts are as follows:

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Deferred taxes – Liabilities

Business combination - Intelig	-	-	(131,829)	(131,325)
Amortized goodwill – TIM Fibers	-	-	(153,490)	(137,612)
Derivative financial instruments	-	-	(59,735)	(68,833)
			(345,054)	(337,770)

Deferred taxes – Assets

Tax losses	15,137	13,956	1,257,936	1,320,017
Social contribution losses	5,514	5,088	473,060	488,929

Temporary differences
Provision for doubtful debts			124,044	117,131
Provision for lawsuits	1,040	1,038	135,175	126,444
Adjustment to present value - 3G license			18,348	18,834
Deferred tax on CPC adjustments	53,569	53,569	170,433	166,511
Effect of merger of TIM Fiber s			1,067	1,110
FISTEL judicial deposit				-
Profit sharing			28,018	18,394
Taxes with suspended enforceability			12,872	12,872
Others			(2,754)	(2,554)
	75,567	73,789	2,236,199	2,267,688
Provision for devaluation of tax assets (Intelig and TIM Part)	(75,567))	(73,789))	(1,211,377)	(1,202,967)

			1,024,822	1,064,721

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  TIM Celular

  TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings.

  Based on these projections, the subsidiary expects to recover the credits as follows:

2014	325,238
2015	185,203
2016	253,614
2017	174,903
2018 onwards	85,864

1,024,822

  The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2013. The time table for the recovery of such credits was approved by the Company’s Board of Directors and reviewed by the Audit Committee. It is not necessary to discount the credits to their present values and accordingly no discount rates were applied on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

  Subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$66,574 in the first quarter of 2014.

  Intelig

  Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Thus the company has maintained the provisions for the whole of these tax assets. At March 31, 2014, the total amount provided was R$1,135,810 (R$1,128,178 at December 31, 2013), of which R$1,009,521 refers to income tax losses and social contribution losses, while R$126,289 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$131,834 (R$131,330 at December 31, 2013), from the adoption of deemed cost at the first adoption of IFRS.

  TIM Participações S.A.

  As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At March 31, 2014 the provision for losses on these deferred tax assets amounted to R$75,567 (R$73,789 at December 31, 2013).

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Prepaid expenses

	Consolidated

	03/2014	12/2013

Fistel (*)	750,040	-
Rentals and insurance	62,652	64,429
Advertising not released	159,978	157,467
Network swap (**)	52,974	55,159
Others	28,124	26,205

	1,053,768	303,260

Current portion	(962,191)	(206,354)

Non-current portion	91,577	96,906

  (*) The Fistel fee, paid in March 2014, refers to the year 2014 and has been amortized monthly in accordance with the respective generating factor.

  (**) On April 1, 2010, the subsidiary Intelig and the GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). At March 31, 2014, the non-current balances were R$8,792 (R$8,792 at December 31, 2013) and the long-term balances were R$ 44,182 (R$46,367 at December 31, 2013). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

  Judicial deposits

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Civil	8,713	7,814	255,105	233,248
Labor	44,486	41,400	289,369	272,262
Tax (*)	1,350	1,321	222,967	214,645
Regulatory		106		106

	54,549	50,535	767,547	720,261

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Other assets

	Parent company			Consolidated

	03/2014		12/2013	03/2014	12/2013

Advances to suppliers	810	8	-	109,977	89,609
Advance to employees	81		2	21,446	2,569
Fiscal incentives	-		-	6,554	6,554
Other rights	10,244		10,260	52,188	55,632
	11,135		10,262	190,165	154,364

	(11,135)		(10,262)	(176,848)
Current portion			-	13,317)	(141,040)

Non-current portion	-		-	13,317	13,224

  Investments - Parent company

  (a)

  Interest in subsidiaries

	03/2014

	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	13,737,370	1,029,091
Unrealized earnings		(2,570)

Adjusted shareholders’ equity	13,737,370	1,026,521

Net income (loss) for the period	395,727	(18,568)
Unrealized earnings		201

Adjusted net income (loss) for the period	395,727	(18,367)	377,360

Equity in results of subsidiary	395,727	(18,367)	377,360

Investment amount	13,737,370	1,026,521	14,763,891

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

	12/2013

	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	13,340, 411	1,047,619
Unrealized earnings		(2,772)

Adjusted shareholders’ equity	13,340,411	1,044,847

Net income (loss) for the period	1,639,202	(118,678)
Unrealized earnings		807

Adjusted net income (loss) for the period	1,639,202	(117,871)	1,521,331

Equity in results of subsidiary	1,639,202	(117,871)	1,521,331

Investment amount	13,340,411	1,044,847	14,385,258

  (b)

  Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2013	13,340,411	1,044,847	14,385,258
Equity in results of subsidiaries	395,727	(18,367)	377,360
Stock options	1,232	41	1,273
Supplementary dividends	(365,094)		(365,094)

Balance of investments at March 31, 2014	13,737,370	1,026,521	14,763,891

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Property, Plant and Equipment

  (a)

  Movement in property, plant and equipment

				Consolidated

	Balance at 2013	Additions	Write-offs	Transfers	Balance at 03/2014
Cost of property, plant and equipment, gross
Commutation / transmission equipment	13,664,289	463	-	279,466	13,944,218
Fiber optic cables	498,325	-	-	1,937	500,262
Loaned handsets	1,700,582	-	(3.020)	24,155	1,721,717
Infrastructure	3,915,669	-	-	87,683	4,003,352
Informatics assets	1,413,894	-	-	31,964	1,445,858
General use assets	577,702	-	(1)	10,251	587,952
Land	40,505	-	-	-	40,505
Construction in progress	716,151	191,167	(13)	(435,456)	471,849

Total property, plant and equipment, gross	22,527,117	191,630	(3,034)	-	22,715,713

Accumulated depreciation
Commutation/transmission equipment	(9,067,571)	(255,418)	-	-	(9,322,989)
Fiber optic cables	(127,033)	(8,622)	-	-	(135,655)
Loaned handsets	(1,559,511)	(30,270)	887	-	(1,588,894)
Infrastructure	(2,004,384)	(77,971)	-	-	(2,082,355)
Informatics assets	(1,199,207)	(17,841)	-	-	(1,217,048)
General use assets	(362,169)	(11,708)	-	-	(373,877)

Total accumulated depreciation	(14,319,875)	(401,830)	887	-	(14,720,818)

Property, plant and equipment, net
Commutation / transmission equipment	4,596,718	(254,955)		279,466	4,621,229
Fiber optic cables	371,292	(8,622)	-	1,937	364,607
Loaned handsets	141,071	(30,270)	(2,133)	24,155	132,823
Infrastructure	1,911,285	(77,971)	-	87,683	1,920,997
Informatics assets	214,687	(17,841)	-	31,964	228,810
General use assets	215,533	(11,708)	(1)	10,251	214,075
Land	40,505	-	-	-	40,505
Construction in progress	716,151	191,167	(13)	(435,456)	471,849

Total property, plant and equipment, net	8,207,242	(210,200)	(2,147)	-	7,994,895

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  (b)

  Depreciation rates

Average annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

  In 2013, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

  Intangible assets

  The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

  (a)

  Movement in intangible assets

	Balance at 12/2013	Additions	Write-offs	Transfer	Balance at 2013
Cost of intangible assets, gross
Software rights	10,172,666	-	-	261,854	10,434,520
Concession licenses	4,968,081	-	-	7,898	4,975,979
Assets and facilities in progress	30,963	414,295	-	(269,901)	175,357
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	380,473	-	-	-	380,473
Other assets	79,464	-		149	79,613
Intangible assets, gross	17,254,066	414,295	-	-	17,668,361

Accumulated amortization
Software rights	(7,478,596)	(238,835)	-	-	(7,717,431)
Concession licenses	(3,269,536)	(78,410)	-	-	(3,347,946)
List of clients	(36,400)	(4,200)	-	-	(40,600)
Right to use infrastructure LT Amazonas	(6,053)	(4,756)	-	-	(10,809)
Other assets	(27,300)	(2,282)	-	-	(29,582)
Total accumulated amortization	(10,817,885)	(328,483)	-	-	(11,146,368)

Intangible assets, net
Software rights	2,694,070	(238,835)	-	261,854	2,694,070
Concession licenses	1,698,545	(78,410)	-	7,898	2,717,089
Assets and facilities in progress	30,963	414,295	-	(269,901)	1,628,033
Goodwill	1,527,219	-	-	-	175,357
List of clients	58,800	(4,200)	-	-	1,527,219
Right to use infrastructure LT Amazonas	374,420	(4,756)	-	-	54,600
Other assets	52,164	(2,282)	-	149	369,664
Intangible assets, net	6,436,181	85,812	-	-	6,521,993

  (b)

  Amortization rates

Average annual rate - %

Software rights	20
Concession licenses	5 to 50
Customer list	17,65
Other assets	20

  (c)

  Goodwill from previous years

  (c.1)

  Intelig´s acquisition

  During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

  At December 31, 2013, the Company used the value in use method to perform the impairment test, using the following assumptions:

  •

  Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig’s permanent assets at December 31, 2013;

  •

  the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.6%) which is consistent with the projections prepared by market institutions;

  •

  the term used for the impairment test was 11 years, consistent with the average useful life of Intelig’s network assets; and

  •

  the discount rate applied over the projected cash flows was 12.56% p.a.

  As a result of the test, there was no evidence of impairment to be recorded.

  (c.2)

  Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

  TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro SA (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling Grupo TIM Brasil to offer new products to its customers and to reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

  TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

  The subsidiary TIM Celular recorded the goodwill allocation related to the acquisition of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from residential broadband business. The impairment test considered this CGU the value in use methodology. The following assumptions were made:

  •

  growth percentages in the client basis, aligned with the Company’s business plans;

  •

  increase in service revenues due to the combination of in speed performance and the option voice x IP;

  •

  projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.26% p.a.) is aligned with the projections prepared by the main market institutions;

  •

  considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

  •

  the discount rate for the future cash flows was 13.03% p.a.

  It is important to emphasize that the network synergies from the TIM Fibers (leased line savings, like at Intelig) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. Should the need arise, these synergies can also be taken into account in the annual impairment tests ..

  The result of these impairment tests performed in December 31, 2013 showed no evidence of the need to provide for losses.

  (c.3)

  Acquisition of minority interests in TIM Sul and TIM Nordeste

  In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$ 157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

  The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for impairment. The assumptions used for these estimates were detailed above.

  (d)

  List of clients

  As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the date the companies were acquired, and are being amortized in accordance with their estimated useful life on the same date.

  (e)

  Right to use of infrastructure - LT Amazonas

  Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

  The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A. The consolidated nominal amount due by TIM Celular is R$ 648,007. Its present value is R$ 326,040, and was estimated on the date the agreements were signed with the broadcaster by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.

  The table below presents the future payments schedule for the agreements in force related to LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their par values. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amounts

Until March 2015	42,986
From April 2015 until March 2019	130,258
From April 2019 onwards	474,763

648,007

  The present value of installments due is R$ 309,714 for principal and R$ 16,326 for interest accrued until March 31, 2014. Additionally, the amount of the right of use of LT Amazonas also considers R$ 70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

  Suppliers

	Parent Company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Local currency
Suppliers of materials and services	2,528	1,491	3,397,989	4,753,061
Interconnection (a)			246,264	326,502
Roaming (b)			1,494	1,658
Co-billing (c)			63,357	61,713

	2,528	1,491	3,709,104	5,142,934

Foreign currency
Suppliers of materials and services	1,120	206	108,131	94,716
Interconnection (a)
Roaming (b)			28,723	17,687

	1,120	296	136,854	112,403

Current portion	3,648	1,787	3,845,958	5,255,337

  (a)

  This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

  (b)

  This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

  (c)

  This refers to calls made by a customer who chooses another long-distance operator.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Borrowings and financing

						Consolidated
			Maturity
Description	Currency	Charges	date	Collateral	03/2014	12/2013

BNDES	URTJLP	TJLP at TJLP + 3.62% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	2,034,668	1,934,997
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	121,828	116,298
BNDES (PSI)	R$	2.50% to 4.50% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	322,576	334,889
BNB	R$	10.00% p.a.	Jan/16	Bank surety and guarantee of TIM Part.	20,251	23,012
Banco do Brasil (CCB)	R$	106.50% of CDI	Mar/15		493,753	481,447
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	218,331	224,395
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.324% p.a.	Feb/20	Bank surety and security by TIM Part..	1,075,491	1,115,324
Bank of America (Res. 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13			244,962
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sept/16		271,279	280,822
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sept/15		113,210	117,704
Cisco Capital	USD	1.80% p.a.	Sept/18		101,926	117,768

Total					4,783,313	4,746,656

Current					(1,104,618)	(966,658)
Non-current					3,678,695	3,779,998

  The parent company TIM Participações does not have loans or financing at March 31, 2014.

  The foreign currency loan taken out with Banco BNP Paribas and the financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network present restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

  In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R$1,510 million to R$3,674 million. From the total amount of R$2,164 million referring to the i n crease in the credit limit, R$1,983 million is destined to financing TIM Celular investments, and R$181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013. In December 2012, TIM Celular raised R$1 billion from BNDES, for a 7-year term, relating to the increase in the credit line contracted in December 2012, of which i) R$867 million at the cost of TJLP + 3,32% and ii) R$133 million referring to the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

  In April 2013, Intelig Telecomunicações made the first drawdown with the BNDES, amounting to R$90 million, of which i) R$80 million at a cost of TJLP + 3.32% and ii) R$ 10 million referring to the PSI (Investment Support Program).

  In May 2013, TIM Celular made a drawdown with the BNDES, amounting to R$ 200 million and a cost of TJLP + 3.32%.

  In June 2013, Intelig Telecomunicações made a drawdown with the BNDES, amounting to R$40 million, for a total term of 7 years, of which i) R$35.5 million at a cost of TJLP + 3.32% and ii) R$4.5 million referring to the PSI (Investment Support Program).

  In December 2013, TIM Celular made a drawdown with the BNDES, amounting to R$82 million, for a total term of 7 years, of which i) R$58 million at a cost of TJLP + 3.32%; ii) R$15 million at a cost of 2.5% p.a. and iii) R$9 million at a cost of TJLP.

  In January 2014, TIM Celular made a drawdown with the BNDES, amounting to R$122 million, for a total term of 7 years, of which i) R$92.6 million at a cost of TJLP + 3.32%; ii) R$16 million at a cost of 2.5% p.a. and iii) R$13.4 million at a cost of TJLP.

  In February 2014, TIM Celular made a new drawdown with the BNDES, amounting to R$93 million, for a total term of 7 years at a cost of TJLP + 3.32%.

  After the drawdown made in February, the availability period of the financing taken out with the BNDES expired; therefore, the remaining balance of R$536.6 million will no longer be used.

  The transactions related to the PSI credit lines qualify within the scope of IAS 20 – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest method defined in IAS 39 - Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at March 31, 2014, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$67 million. This amount was recorded in the “Other Liabilities” group of accounts under “Government Subsidies” and deferred for the useful life of the asset being financed and appropriated to the result of the “Other Subsidies Revenue” group of accounts.

  In December 2013, TIM Celular entered into a new financing agreement with the BNDES in the total amount of R$5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$25,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years; iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

  The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  The long-term portions of loans and financing at March 31, 2014 mature as follows:

Consolidated

2015	573,963
2016	1,406,402
2017	643,652
2018	356,003
2019 onwards	698,675
3,678,695

  Fair value of the loans

  In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

  The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. The BNDES credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in March 31, 2014, the PSI credit lines would have an amount lower than that presented in the quarterly information in R$2.9 million.

  A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

  Regarding the funds raised with Bank of America, Cisco Capital, JP Morgan and Banco do Brasil, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

  After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$ 1 million less than the accounting balance.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Labor obligations

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Social securities	190	130	41,113	39,812
Salaries and provisions payable	1,107	537	153,139	117,529
Employees’ withholding	129	119	8,393	13,215

	1,426	786	202,645	170,556

  Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

ICMS			494,815	475,430
ANATEL taxes and fees			40,907	44,141
ISS	52	49	37,797	43,145
Others	10	10	9,418	17,995

	62	59	582,937	580,711

Current portion	(62)	(59)	(582,849)	(580,625)

Non-current portion			88	86

  Direct taxes, fees and contributions payable

	Parent company		Consolidated

	03/2014	12/2013	03/2014	03/2013

Income tax and social contribution	2,738	2,738	315,613	213,153
PIS/COFINS	-		67,117	122,093
Others	2	20	51,512	6,525

	2,740	2,758	434,242	341,771

Current portion	(2,740)	(2,758)	(213,740)	(115,103)

Non-current portion			220,502	226,668

  Other liabilities

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Pre-paid services to be provided (1)			407,635	394,089
Reverse split of shares (2) and (5)	23,267	23,267	24,154	24,156
Government subsidies (3)			67,180	66,770
Advanced revenues (6)			38,521	40,464
Network swap (4)			52,975	55,159
Other liabilities	14,019	14,011	16,112	15,933

	37,286	37,278	606,576	596,571
Current portion
Non-current portion	(7,519)	(7,511)	(445,478)	(431,754)

	29,767	29,767	161,098	164,817

  (1)

  This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

  (2)

  On May 30, 2007, the Extraordinary Shareholders’ Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of 1,000 existing shares for each 1 new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability in the amount of R$23,267 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

  On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

  (3)

  Refers to the release of funds be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to March 2014, the amount disbursed totaled R$473,500 (R$457,500 on December 31, 2013). This transaction is classified within the scope of IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. The subsidy granted by the BNDES adjusted to present value resulted in R$95,453 and is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (Note 33).

  (4)

  Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 13).

  (5)

  On July 18, 2012, at an Extraordinary Shareholders’ Meeting, TIM Fiber RJ’s (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

  The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the time of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders’ meeting that approved the reverse split. At March 31, 2014 this amount totaled R$887.

  (6)

  Refers to the payment of the subscription bonus related to the agreement entered into between the Company and Itau Bank.

  Provision for lawsuits

  The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

  The provision set up for lawsuits is made up as follows:

	Parent company		Consolidated

	03/2014	12/2013	03/2014	12/2013

Civil (a)			96,738	88,385
Labor (b)	3,060	3,054	57,438	57,081
Tax (c)			184,785	171,025
Regulatory (d)			58,795	55,584

	3,060	3,054	397,756	372,075

  The changes in the provision for lawsuits can be summarized up as follows:

	12/2013	Additions, net of reversals	Payments	Monetary adjustment	03/2014

Civil (a)	88,385	52,333	(46,746)	2,766	96,738
Labor (b)	57,081	673	(436)	120	57,438
Tax (c)	171,025	8,528	(149)	5,381	184,785
Regulatory (d)	55,584	3,515	(4,240)	3,936	58,795

	372,075	65,049	(51,571)	12,203	397,756

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  a

  Civil Lawsuits

  The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main law suits for which a provision has been recorded:

  a.1.

  Consumer lawsuits

  The subsidiaries are parties to 16,201 lawsuits (15,799 at December 31, 2013), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 58,982. Especially, for TIM Celular, alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

  a.2

  Class actions

  There are 12 main class actions against subsidiaries where the risk of loss is regarded as being probable:

  (i)

  a lawsuit against TIM Celular filed by the Public Prosecutor’s Office in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets;

  (ii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages

  (iii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais to confirm whether usage is properly charged in invoices to customers.

  (iv)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of customer services.

  (v)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

  (vi)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

  (vii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

  (viii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

  (ix)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Paraíba, to investigate a report of alleged misleading advertising.

  (x)

  a lawsuit filed against TIM Celular by the Public Defendant of the State of Pará, questioning the quality of the signal in the urban area of Paragominas.

  (xi)

  a lawsuit filed against TIM Celular by the Consumer Defense Association (ADECON) of Pernambuco, in relation to the placement of a guarantee seal on cell phones.

  (xii)

  a lawsuit filed against Intelig by the Public Prosecutor’s Office of the State of Pernambuco, questioning failure to comply with Anatel Resolution 85, Article 61 (retroactive collections).

  Due to the fact that these lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described lawsuits, except for those involving collective moral damages.

  a.3

  Suit filed by Botafogo Comércio e Importação Ltda.

  Refers to a suit filed against former Telpe Celular S/A (actual TIM Celular S/A), in 2002, by a former commercial partner, that alleged that TIM has not complied with the contract entered into and practiced unfair competition, which makes it unfeasible to the partner to remain in business. This year, the settlement of the judicial decision was begun, already judged, that sentenced TIM to the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$ 6,307, already monetarily restated. The case is still in the settlement phase.

  a.4

  Collection suit filed by Mattos & Calumby

  Lisboa Advogados Associados

  The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of fees of counsel against former TIM Maxitel (current TIM Celular S/A) with the 29th Lower Civil Court of the Judicial District of Rio de Janeiro. The Plaintiff claims to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase. The updated chances of loss, deemed probable, amount to R$ 3,728.

  b

  Labor lawsuits

  These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

  Out of the 14,459 labor claims at March 31, 2014 (13,577 at December 31, 2013) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. Part of the lawsuits relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding-up of these companies and the laying-off of employees.

  Another significant portion of the lawsuits that exist relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At March 31, 2014, the provision for these cases amounts to R$ 18,200 (R$ 19,371 at December 31, 2013).

  c

  Tax lawsuits

  The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been complied with in full or where formal procedures have not been strictly observed.

  In the case of federal taxes, a provision for TIM Celular has been made for two specific tax cases referring to CIDE and CPMF that totaled R$24,224. From these cases, the main amount relates to the case in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency, the  updated amount provided for is R$21,075.

  In the case of state taxes, the total updated amount provisioned is R$62,113. In this case, we highlight the assessment notice issued by Paraná, Ceará and Paraíba States, in which only part of the amounts were provisioned. The restated value provisioned is R$38,256.

  Tax lawsuits arising from the acquisition of Intelig, accrued in its PPA process, amounts to R$ 97.677.

  d

  Regulatory lawsuits

  Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed fifteen Procedures for the Determination of Non-Compliance of Obligations (PADOs), involving the subsidiaries.

  The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company, in the amount of R$ 58,795, reflects this assessment.

  e

  Lawsuits involving possible losses

  Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these lawsuits, and no materially adverse effects are expected on the quarterly financial statements as shown below:

	Consolidated
	03/2014	12/2013

Civil	648,601	592,638
Labor	438,739	427,788
Tax	8,070,348	7,787,119
Regulatory	72,382	73,614
	9,230,070	8,881,159

  The main actions where the risk of loss is classified as possible are described below:

  e.1

  Civil

  e.1.1

  Consumer actions

  The subsidiaries are parties to 75,420 lawsuits (77,316 at December, 31, 2013), that refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 288,108.

  e.1.2

  Class actions

  There are several class actions against subsidiaries where the risk of loss is regarded as being possible. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that State, as well as the quality of services provided in Florândia, Upanema and Jucurutu; (ii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in the state and the municipalities of São Felix do Xingu, Parauapebas, Marabá, Xinguara, Portel, Paragominas and Itaituba; (iii) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Governador Eugênio Barros, Carolina, Buriti, São Raimundo das Mangabeiras, Paraibano, Governador Nunes Freire, Santo Antonio dos Lopes, Santa Luzia, Igarapé Grande, Pedreiras, Olho D'Água das Cunhas, Presidente Dutra, Várzea Grande and Santa Inês, in addition to a Public Civil Suit questioning the quality of the service in the entire State of Maranhão; (iv) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Ibiapina, Icapuí, Sobral and Icó, in addition to two Public Civil Suits questioning the quality of the service in the entire State of Ceará; (v) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (vi) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari) and Rolim de Moura; (vii) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that State, in Manaus, Tabatinga, Humaitá and Tefé; (viii) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina, Nova Maringá and Santo Antonio do Leverger; (ix) a lawsuit filed against TIM Celular in the State of Pernambuco, questioning the quality of the service provided and the network in that state, in addition to lawsuits filed in the municipalities of Araripina, Ouricuri, Tabira. Exu and Petrolândia; (x) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca, in addition to one Public Civil Suit questioning the quality of the service in the entire State of Alagoas; (xi) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xii) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in the municipalities of Pombal and Monteiro; (xiii) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that State and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xiv) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such State; (xv) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such State and the existence of relationship sectors in certain locations, in addition to the lawsuit filed to challenge the quality of services in the Municipality of Ipumirim; (xvi) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xvii) lawsuits filed against TIM Celular in the State of Pará (sic), questioning the quality of services provided and of the network in that State, in addition to lawsuits filed in the cities of Marabá, São Félix do Xingu, Xinguara, Portel, Itaituba and Novo Progresso; (xviii) lawsuits filed against TIM Celular, in the State of Tocantins, questioning the quality of services provided and of the network in the municipalities of Itaguatins, Araguaína and Palmas; (xix) a public civil lawsuit  questioning the quality of the service in the entire State of Rio de Janeiro; (xx)  a lawsuit against TIM Celular in the State of Espírito Santo questioning the quality of the service and the network in Várzea Alegre; (xxi) lawsuits against TIM Celular in the State of Bahia, questioning the quality of the service and the network in Itiruçu, Gentio de Ouro, Licínio de Almeida, Ipupiara and Vitória da Conquista ; (xxii) lawsuit filed against TIM Celular by the Public Prosecutor's Office , questioning the quality of the services in Distrito Federal; (xxii i ) two lawsuits filed against TIM Celular in the State of Amapá, challenging the quality of services provided and the State's network; (xxiv) a lawsuit filed against TIM Celular in the State of Goiás, questioning the quality of the services rendered and of the network in the State; and (xxv) a lawsuit filed against TIM Celular questioning the quality of the service in the municipality of Feijó, in the State of Acre.

  Regarding class actions involving Intelig, the risk of loss of which is considered possible, the follo w ing is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving a d vertising in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and the Federal District; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Cascavel, Uberlândia, Fortaleza and São Paulo; and (iv) a civil public action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged incorrect charging of users ..

  e.1.3

  Other actions and proceedings

  TIM is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$ 0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants.

  The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However , at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM's Special Appeal and, therefore, uphold the preliminary injunction originally granted. On September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. GVT entered into agre e ments with all parts involved, except TIM, approved by the courts. On June 13, 2013, a hearing was held in an attempt at reconciliation, which proved fruitless. The lawsuit will regularly proceed to the evidentiary stage.

  TIM is a defendant in the indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). TIM has already filed its defense and the case in the initial phase, awaiting the commencement of the evidence collection phase. No lower level judgment has been handed down. The amount allocated to this case is R$ 9,758.

  TIM is a defendant in the collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the amount of R$ 4,019, in which TVM seeks an award against TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. On February 15, 2013, the lawsuit was judged in the first instance, and TIM and DM5 were jointly and severally co n demned to pay the amount of R$ 4,019, plus interest and monetary adjustment since the filing of the lawsuit. On March 1, 2013, TIM filed an Appeal, which was partially accepted on November 28, 2013, to exclude sentencing to payment of late payment fine, only. On December 16, 2013, TIM filed Declaration Embargoes against the appellate decision, but on March 20, 2014, these were denied. The publication of the ruling on the embargoes is awaited before lodging the possible appeals.

  TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Monica Ferreira Odria Vieira, to have them sentenced to pay R$ 3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$ 5,004. DM5 and DM Link were TIM sales outlets, but because of the companies' debts, the agreements were terminated. In order to pay down the debt, DM5 offered stores in payment of the debt of DM Link, amounting to R$ 5,861. DM5, in turn, filed a counterclaim, requesting that the transfer of the stores be declared null and their return to DM5, that TIM be sentenced to pay the dividends it would have received while the stores were in its possession and that if the return of the stores was impossible, that TIM be sentenced to pay indemnification corresponding to the "market value" of the stores, this value to be ascertained by expert investigation. A conciliation hearing has been designated. The conciliation hearing was held on October 23, 2013, and was unsuccessful. On February 13, 2014, a ruling was made approving the production of expert evidence and notifying the Expert accordingly. No lower court decision has been handed down.

  TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$ 4,000 which aims to stay the execution and, in the lawsuit, requests (i) indemnification corresponding to notice of termination of 180 days for each reduction of the area operated in the agreement; (ii) indemnification for the goodwill lost on account of the defendant having terminated the agreement; (iii) recognition of the illegality of the goals system; (iv) declaration of the non-enforceability of the invoices due in May 2008; (v) declaring of null and void the instrument of confession of debt; and (vi) declaring of null and void the mortgages constituted on behalf of the defendant. Finally, the injunction requests non-inclusion in lists of bad debtors. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$ 3,957. An appeal was filed against execution, requesting effect of "supersedeas", by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of supersedeas having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action. No decision has yet been handed down regarding the ordinary action, which is pending the evidentiary hearing scheduled for May 15, 2014.

  TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda. with the 2nd Civil Court of the Jurisdiction of Lavras, State of Minas Gerais, requesting the amount of R$ 3,203. This company was a commercial partner of TIM and alleges that the termination of the agreement was "unfair, unjustified and irregular", since "the plaintiff was at no time in breach of contract." In addition to its defense, TIM also alleged jurisdictional defense (so that the clause concerning the choice of jurisdiction contemplated in the agreement was duly observed). This defense was not admitted, after which TIM filed an interlocutory appeal. The Court granted this appeal. The case records were remitted to the Judicial District of the Capital City of the State of Minas Gerais, and no lower court decision has yet been handed down.

  In December 2010, TIM filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$ 3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine .. TIM filed an Appeal, and ANATEL also appealed the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1 st Region.

  In October 2012, TIM filed for the annulment of PADO against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of personal mobile services in the State of Paraná (except for the m u nicipalities of Londrina and Tamarana); the State of Pernambuco; in the municipalities of Pelotas, Morro Redondo, Capão do Leão e Turuçu, in the State of Rio Grande do Sul; and in the State of Piauí, in the amount of R$ 11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. The judge of the lower court ruled in favor of approval of the claim in full, and declared the debt unenforceable.  An appeal against this decision is still possible

  In addition to the lawsuits mentioned above, there are nine notices of violation filed by the Consumer Protection Foundation - Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers; (VIII) verification of abusive clauses in a service agreement; (IX) shortcomings in services provided due to interruptions in Santa Fé do Sul and São Paulo, and miscellaneous individual complaints. The fines imposed by the Procon/SP vary from R$ 3,192 to R$ 7,133. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment.

  In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "prohibition on blocking of telemarketing", although TIM has obtained an injunction suspending the effects of the administrative decision, the São Paulo Appellate Court applied supersedeas to the interlocutory appeal of the PROCON, reestablishing the efficacy of the sentence. There is still no decision at the judicial level for any of the cases mentioned.

  TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers relating to alleged (I) incorrect discounts in credit reloading; (II) discounts referring to the "Additional Super Discount Offer;" "12 Months' Super Discount Offer;" and "Superdiscount TIM postpaid" plans; (III) cancellation of service and incorrect collection; (IV) onerous offer; (V) obstruction in cancellation of services agreement; (VI) incorrect registration in credit protection database and misinformation provided to consumer; (VII) portability problems; (VIII) misleading advertising; (IX) cancellation problems; (X) receipt of incorrect invoices and unilateral amendment of the plan; (XI) blocking of handset; (XII) wrong offer of handset, all of them providing for a monetary fine of R$ 7,133, each. TIM filed an administrative appeal in all cases above, which is pending judgment.

  TIM Celular S/A, Intelig Telecomunicações Ltda., Oi SA/A, TNL PCS S/A and 14 Brasil Telecom Móvel S/A filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$ 24,586. An injunction was granted on the basis of an interlocutory appeal, so as to authorize the deposit of the amount in dispute, referring to the monetary restatement calculation made by ANATEL upon payment of the amount offered by the plaintiffs in their price proposals regarding the radiofrequencies granted to them. An amendment to the complaint was requested aiming to convert the provisional proceeding in an ordinary proceeding and ANATEL is expected to be served a process again to challenge the ordinary proceeding. A lower court decision is still pending,

  TIM was notified by the PROCON in the State of Goiás regarding alleged lack of quality in the provision of services given non-availability of network coverage in Goiânia on May 21, 2013. TIM submitted an administrative appeal and the assessment was cancelled.  Later a further administrative penalty of R$5,058 was imposed.  The issue will be discussed in court.

  TIM was assessed by the Public Prosecutor’s Office of Minas Gerais in the amount of R$8,721, due to an administrative proceeding to investigate alleged shortcomings in the services provided in the State of Minas Gerais. TIM lodged an administrative appeal and awaits a decision on the case.

  TIM filed an action to annul with request for anticipation of the effects of protection against Anatel, whereby TIM argued that the collection of a 2% surcharge on interconnection revenues should be annulled, because of the extension of the right to use radio frequencies related to PVCP/SPV A u thorization Documents Nos. 002/2006, 074/2008, 086/2008, 085/2008, 084/2004 and 087/2008, declaring unenforceable the debits included in Administrative Tax Proceedings Nos. 53500.009876/2009, 53500.009509/2010, 53500.009511/2010, 53500.009512/2010, 53500.009523/2010 and 53500.009557/2010, for a total of R$ 34,181. The lawsuit was distributed in the 9th Federal Court of Brasília, which ruled in favor of the injunction and suspended the e n forceability of the debit ANATEL appealed, claiming the guarantee insurance as a counter guarantee for the anticipated protection. On March 12, 2014, a ruling was handed down denying continuance, monocratically, of ANATEL’s, upholding the injunction against a security bond. Enforceability of the 2% debit under Administrative Proceeding No. 9876 is thus still suspended.

  Among the lawsuits of Intelig classified as a possible risk, worthy of note is the collection lawsuit filed by Orolix Desenvolvimento de Software Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$ 5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation. In February 2012, Orolix filed a reply, but there is still no decision from the lower court.

  e.2

  Labor claims

  e.2.1

  Labor claims

  A significant percentage of the existing lawsuits relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

  Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

  In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court). A ruling was issued on November 22, 2013, denying the request for admissibility of the outsourcing, and on November 29, 2013, TIM lodged an appeal for Declaratory Embargoes and issued a summons to the MPT.

  As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

  A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

  It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, Jornal do Brasil and JB Editora, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

  e.2.2 Social Security

  In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$ 4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment, and a decision is now awaited.

  In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

  Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

  e.3

  Tax claims

  e.3.1

  IR and CSLL

  On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$ 331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$ 73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$ 258,144. TIM Celular filed an appeal, which in June 2013 was forwarded to the 2nd Ordinary Panel of the 4th Chamber of the 1st Section of the Administrative Tax Appeals Council (CARF) .. We are currently waiting for the trial to be held.

  These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

  The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill for 159 specific federal tax offsetting proceedings amounting to R$ 84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$ 67,404 and part at the judicial level totaling R$ 16,267.

  In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-refundable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary. In June 2013, the 2nd Panel of the 1st Chamber of the CARF partially ruled in favor of the voluntary appeal filed by the subsidiary. On December 31, 2013, the National Treasury Prosecutor’s Office lodged a Special Appeal, which is currently being studied for admissibility.

  In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$ 1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

  The first judgment at the administrative level was confirmed, and the assessment notice was fully ratified. Additionally, the subsidiary, on a timely basis, submitted its appeal to the CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, TIM Celular, however, considering all existing precedents, maintains its est i mate of possible loss. In May 2013, the voluntary appeal filed by the company was forwarded to the 3 rd Panel of the 1 st Chamber of the CARF, and is currently waiting to go to court.

  e.3.2

  IRRF, CSLL and CIDE

  In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offsetting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$ 72,499. In May 2013, the risk classification was amended on the recommendation of the sponsors of the lawsuit, given the evolution of case law in this respect. For this reason the amount of R$ 11,765 was classified, in the past, as probable risk, with the remaining R$ 60,733 as possible risk. We are awaiting the second administrative instance judgment. In December 2013 the Company formally joined the Federal Refis scheme, and settlement was subsequently confirmed when the amount provided was settled with Federal Refis funds.

  In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$ 49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was being challenged at the administrative level. After judgment, in May 2012, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. In October 2012, an administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$ 30,098, maintaining the payment only of CIDE in the historical amount of R$ 19,554. Against this decision, a hierarchical appeal was filed in November 2012; however, it was denied in December of the same year. In February 2013, a lawsuit was filed on behalf of INTELIG, with the purpose of annulling the CIDE tax credit arising from remittances abroad in the amount referred to above. Regarding the tax credit arising from IRRF, the amount collected was administratively a n nulled, and the remaining CIDE amount is still being disputed. A Performance Bond was offered, and a preliminary injunction was granted in favor of the Company. In October 2013, the proper Tax Execution Action was filed, being currently stayed as a result of the injunction granted in the case records of the action for annulment. The risk is classified as possible, taking into account the favo r able precedents determined by the Judicial Branch ..

  In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$ 50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices in the restated amount of R$ 2,773 was classified as probable loss and, therefore, provided in November 2011.

  In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$ 35,662. We are awaiting the second administrative instance judgment.

  In February 2012 and December 2013, TIM Celular received 3 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$ 186,935, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested on a timely basis by the subsidiary, and we are awaiting the first administrative instance judgment.

  e.3.3

  ICMS

  TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. The amount that is now being disputed is R$ 29,056 of which R$ 29,057 is classified as possible risk and R$ 5,753 as probable risk. The original tax assessment was for the sum of R$ 95,449.

  In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The tax assessment notices issued by the State of Ceará are being defended at the administrative level, and total R$ 50,154. Given the conclusion of the administrative phase, the tax credit recorded by the State of Bahia is being contested at the judicial level, and the parent company submitted, as established by court order, a bank guarantee to support the claim. The amount involved totals R$ 25,309. In March 2014 a provision amounting to R$3,564 was set up to cover part of the amount involved.

  In October 2003, TIM Celular filed a Writ of Mandamus for the purpose of waiving the charge of 2% (two per cent) referring to the State Fund against Poverty (FECOP) on pre-paid cards. Up to November 2013, the subsidiary made a monthly judicial deposit of the amounts ascertained, which currently total R$ 51,368. In December 2013, the Company therefore paid the corresponding sums to FECOP, without, however, cancelling the Writ of Mandamus.

  TIM has received tax execution notices for ICMS drawn up by the tax authority in the State of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, The aforementioned collection is being challenged at the judicial level and amounts to R$ 27,900.

  TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$ 16,406 and R$ 46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The tax assessment notice drawn up by the tax authorities of the State of São Paulo was challenged at the administrative level, and is pending judgment. Given the conclusion of the administrative proceedings, legal action was filed and bonds were posted. The total amount involved is R$ 109,896.

  TIM Celular received assessment notices from the tax authorities of the States of São Paulo and Minas Gerais for the respective sums of R$ 469,776 and R$ 24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation, in addition to non-compliance with an ancillary obligation. One of the proceedings filed in the State of São is currently being discussed at the judicial level, in the amount of R$ 386,713. This subsidiary intends to challenge the aforementioned collections at the higher court.

  TIM Celular received in 2009, 2011 and 2012 tax assessment notices for the total sum of R$ 201,838 drawn up by the tax authorities of the States of Paraná, R$ 14,785, Pernambuco, R$ 20,436, Rio de Janeiro, R$ 33,019, São Paulo, R$ 51,201, Ceará, R$ 42,537, Paraíba, R$ 14,083 and Bahia, R$ 25,777, in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level, R$ 47,804, and at the judicial level, R$ 154,036.

  TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the amounts of R$ 24,047 and R$ 28,668, respectively, involving alleged failure to pay ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations. Due to the closing of the administrative proceeding in the State of Paraíba, the subsidiary filed a legal remedy to post a Performance Bond in the amount of R$ 53,899. The assessment in the State of Paraná is being defended at the administrative level. Recently, the subsidiary reclassified part of the amounts involved to probable loss, and consequently recorded a provision –of R$ 17,049 for the assessment in the State of Paraná and R$ 5,957 for the collection made by the State of Paraíba.

  In September 2007, November 2010, June, November and December 2011, July and November 2012, and July 2013, TIM Celular received assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$ 636,535 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level, in the amount of R$ 236,424, and in the judicial level, in the amount of R$ 400,111.

  In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$ 367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. The proceeding is pending decision by the administrative court of appeals. In December 2012, the subsidiary filed a legal action and posted bonds to discuss a tax credit in the amount of R$ 82,390 recorded against it by the tax authorities of the State of São Paulo, for collection of a fine resulting from alleged non-compliance with ancillary obligations.

  In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the State of São Paulo regarding an alleged incorrect ICMS tax credit, due to annulment of Telecom services as a result of incorrect invoicing/subscription fraud from March to December 2008, as well as regarding an alleged incorrect ICMS tax credit and overpayment in August and September 2008, in the amount of R$ 19,165.

  In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$ 431,452, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative and judicial level. The amount of R$ 417,561 has been classified as a possible risk, while R$ 13,891 has been reclassified as a remote risk on account of the partial success obtained in the tax review procedure.

  In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$ 63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

  In December 2011, the subsidiary Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$ 20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state relating to tax events occurring in February, November and December 2003. This assessment is being contested at the judicial level.

  In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$ 34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

  In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$ 15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also at the judicial level, through a Writ of Mandamus.

  In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the State of São Paulo, in the amount of R$ 56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the State of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

  In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to a alleged incorrect ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$ 21,159 and R$ 16,463 respectively, totaling R$ 37,622 .. The subsidiary is discussing these assessments at the administrative level. Due to the closing of the administrative phase in the State of Bahia, the subsidiary filed a legal remedy to post a Bond in the amount of R$ 19,208. TIM Celular is defending this administrative proceeding in the State of Rio de Janeiro.

  In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$ 23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

  In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$ 16,475 regarding an alleged improper credit of an amount entered in the July 2012 GIA, arising from refusal of a request for ICMS tax credit offset. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

  In January and April 2013, TIM Celular received two tax assessment notices from the State of São Paulo regarding an alleged improper ICMS credit arising from the interstate purchase of goods with tax benefit granted in the State of origin (DF) in the amounts of R$ 80,695 and R$ 35,500. The tax assessment notices are being defended administratively and are awaiting judgment by the court of appeals.

  In February 2013, TIM Celular received a tax assessment notice from the State of Ceará regarding an alleged lack of total or partial payment of ICMS, including the amount owed for tax substitution referring to the years 2008 and 2009, in the amount of R$ 105,094. The tax assessment notice has been defended administratively and is awaiting first-instance judgment. In December 2013, the subsidiary reclassified the chances of loss as a probable risk and recorded a provision for part of the amount assessed, totaling R$ 2,436 ..

  In May 2013, TIM Celular received service of process for Tax Foreclosure handed down by the State of Rio Grande do Norte, for the collection of tax credits of R$ 17,918 in ICMS tax and FECOP arising from having allegedly committed several violations, including (i) alleged improper appropriation of credits on goods intended for permanent assets; (ii) non-payment of ICMS tax levied on commun i cation services and the sale of goods ascertained by cross checking the information on the comp a ny's tax and accounting entries.

  In September 2013, TIM Celular filed a legal action and posted the proper bonds to discuss a tax credit recorded by the State of Bahia, upon issuance of a tax assessment notice to collect ICMS tax resulting from alleged purchase and sale transactions involving goods without the respective a c counting entry. The amount involved is R$ 17,242.

  In December 2013, TIM Celular received a tax assessment notice in the amount of R$ 582,702 i s sued by the State Treasury Office of the Federal District due to alleged underpayment of ICMS tax resulting from the use of a tax benefit (Pró-DF) granted by the tax authority, but declared unconst i tutional by the Court of Justice of the Federal District and Territories. The subsidiary is being d e fended at the administrative level.

  e.3.4 Municipal claims

  On December 20, 2007, TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$ 94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

  Since March 2011, TIM Celular has been served with tax assessment, currently 71, notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$ 41,927. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level of 27 of these tax assessments, which were forwarded for inclusion in overdue tax liabilities, and subsequent ruling on 5 tax foreclosures totaling R$ 110,998. The subsidiary arranged for sureties to be issued so as to judicially guarantee the debits while they are being discussed.

  e.3.5 FUST - Telecommunications Services Universalization Fund

  On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of TIM Celular in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

  Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$ 728,217.

  The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$ 76,066 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2009. The aforementioned assessments are being challenged at the administrative level.

  e.3.6 FUNTTEL - Telecommunications Technological Development Fund

  The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$  300,495 , in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the subsidiary that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the subsidiary's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

  The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$  22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

  e.4

  Regulatory proceedings

  (e.4.1)

  Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed ninety-four Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

  TIM Celular is authorized to provide SMP services in all Brazilian states and the federal District for an indefinite period, and to use the associated radio frequencies, having obtained an extension from Anatel of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

  In February 2011, orders issued by Anatel determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by a Request for Reconsideration (Case No. 53500.008519/2012), an Annulment Action to be filed and already filed (Case No. 53500.008519/2012 and Case No. 53500.009876/2009 and exhibits, respectively ) and a Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to direct revenues from their service plans.

  The Request for Reconsideration (Case No. 53500.009876/2009 and exhibits) was judged in Fe b ruary 2013, and Anatel denied the appeal, maintaining the terms of the decision appealed. Accor d ingly on January 17, 2014, an Annulment Action was filed with Request for Anticipatory Protection to ensure the suspension of the enforceability of the debits.

  Anatel denied the Administrative Appeal (Case No. 53500.008519/2012) by means of Order No. 2,895 of May 8, 2013. For this reason, as soon as it is notified of such decision, TIM filed a Request for Reconsideration, which was heard by Anatel on April 3, 2014. Moreover, Anatel, by means of an Order from the Presidential Office issued in October 2012, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the subsidiary filed a Writ of Mandamus against Anatel, requesting the granting of a Preliminary Injunction, in order to give suspensive effect to the Appeal filed; however, the Preliminary Injunction was not granted.

  Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

  On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.  Since a final ruling has been handed down on this case, TIM filed an Action for Annulment with Anticipated Protection in order for the enforceability of the debts to be suspended.

  On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cogn i zance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular took other legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

  On February 28, 2014, in Action for Annulment proceeding No. 48301-75.2012.4.01.3400, TIM’s claim was upheld, “decreeing the annulment of the collection of the price for extension of the right to use the radio frequencies for supply of Personal Mobile Services on the revenues relating to inte r connection, under administrative tax proceediing No. 53500.0007487/2011”. As this is a decision of the lower court, the Regulatory Agency may still appeal.

  On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that "The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconne c tion and from additional conveniences as well as operating revenue from the provision of SMP." Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is still pending analysis.

  On April 22, 2013, TIM filed an Objection on the records of Case No 53500.003758/2013 against the requirement of "additional amounts" regarding the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel. By means of Official Letter No. 423/2013/GPR-ANATEL, of November 12, 2013, TIM was notified of Decision Order No. 5.467/2013-PR, of November 11, 2013, by means of which Anatel denied the staying effect requested.

  On April 30, 2013, TIM filed an Objection in the records of the Case No. 53500.005844/2013 against the inclusion of interconnection revenues and Value Added Services in the 2% charge on the contractual burden resulting from the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel. By means of Official Letter No. 426/2013/GPR-ANATEL, of November 13, 2013, TIM was notified of Decision Order No. 5.456/2013-PR, of November 11, 2013, by means of which Anatel denied the staying e f fect requested.

  e.4.2

  Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from Anatel for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount

Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$ 80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$ 54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$ 333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$ 41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$ 20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$ 19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$ 15,020
Piauí	088/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$ 13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$ 54,000
Bahia and Sergipe	412/2012/PVCP/SPV	8/06/2027	3.833 dated 7/06/2012	R$ 110,803
MG	172/2013/PVCP/SPV	4/07/2028	710 dated 1/30/2013	R$ 185,647

  The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

  According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded in the respective lots. Also referred to, as the terms of authorization, the Subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

  Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

  The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

  Asset retirement obligations

  The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	03/2014	12/2013

Opening balance	299,813	298,808
Additions recorded throughout the period, net of write-offs	(5,365)	1,005

Closing balance	294,448	299,813

  The provision is recorded based on the following assumptions:

  •

  the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

  •

  a timetable for the dismantling is estimated based on the useful life of the assets and the estimated costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

  •

  the rate used to discount the cash flows is the average debt cost, that was 8.75% p.a. at December 31, 2013 (7.70% p.a at December 31, 2012).

  Shareholders' equity

  a

  Capital

  Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 common shares.

  The subscribed capital is represented as follows:

	03/2014	12/2013

Value paid-in	9,886,887	9,886,887
(-) Funding costs	(47,117)	(47,117)

Net value paid-in	9,839,770	9,839,770

Number of common shares	2,417,632,647	2,417,632,647

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  b

  Capital reserves

  The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	03/2014	12/2013

Special goodwill reserve	380,560	380,560
Capital reserve - stock options	12,234	10,684
Tax benefit reserve	826,396	826,396

	1,219,190	1,217,640

  Tax benefit reserve

  TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders, and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at March 31, 2014 was R$ 826,396.

  Special goodwill reserve

  The special goodwill reserve arose from the following transactions:

  (i)

  Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

  In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

  When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$ 157,556.

  (ii)

  Acquisition of the shares of Holdco - purchase of Intelig

  On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

  Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

  When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$ 739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$ 516,725) created goodwill against capital reserves of R$ 223,004.

  Stock options

  The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (note 28).

  (a)

  Revenue reserves

  Legal reserve

  This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

  Statutory reserve for expansion

  This reserve is set up based on paragraph 2, Article 42 of the Company's bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

  The balance of profits that are not compulsorily allocated to other reserves or intended for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

  (b)

  Dividends

  Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

  As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

  The dividends were calculated as follows:

12/2013

Net income for the current year	1,505,614
(-) Legal reserve constitution	(75,281)

Adjusted net income	1,430,333

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted net income	357,583

Dividends per share (Reais per share)	0,1480

  Stock options

  At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its su b sidiaries.

  The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

  Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

  Regarding the 2011 Grant, one-third of the options could be exercised at the end of July 2012. Ho w ever , at the end of July 2013, two-thirds of the options could not be exercised due to non-compliance with the minimum performance conditions accrued from 2011 to 2013. At the end of the first half of 2014, two-thirds may be exercised. The performance conditions of this grant are mea s ured in the three-year period from 2011 to 2013, and the measurement occurs in July of each year.

  Regarding the 2012 Grant, one-third of the options could not be exercised in the beginning of Se p tember 2013 due to non-compliance with the minimum performance conditions. Two-thirds may be exercised in the beginning of September 2014 and three-thirds may be exercised in the beginning of September 2015, provided the minimum performance conditions are complied with. The perfo r mance conditions of this grant are measured in the three-year period from 2012 to 2014, and the measurement occurs in July and August of each year.

  On July 30, 2013, the Board of Directors approved the conditions valid for the 3rd (third) Grant. One-third of the options may be exercised at the end of July 2014, two-thirds may be exercised at the end of July 2015 and three-thirds may be exercised at the end of July 2016, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, in July of each year.

  Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted on a monthly basis and, at the end of the first quarter of 2014 totaled R$ 1,550.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  2011 Grant

  On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

  On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. At March 31, 2014, no options were exercisable.

  The significant data included in the model were the following: average weighted share price of R$ 8.31 on the grant date; exercise price of R$ 8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

  2012 Grant

  On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into a c count the Company's trading volume and share prices from July 1, 2012, to August 31, 2012.

  On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. At March 31, 2014 , there were no exercisable options ..

  The significant data included in the model were the following: weighted average share price of R$ 8.96 on the grant   date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

  2013 Grant

  On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the Company's shares over the 30-day period preceding July 20, 2013.

  On July 30, 2013, options corresponding to the right to purchase 3,072,418 shares were granted. As of March 31, 2014, no options were exercisable.

  The significant data included in the model were as follows: weighted average share price of R$ 8.13 at the grant date; volatility of 48.45% p.a.; 6 years' expected life of the stock options, and risk-free annual interest rate of 10.39% p.a. The volatility was calculated based on the price of common shares of TIM over a period of 6 years.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Net operating revenue

	Consolidated

	03/2014	03/2013

Service revenue - Mobile
Subscription and use	2,801,736	2,694,316
Network use	775,304	1,005,954
Long distance	814,990	830,331
VAS - Additional services	1,499,538	1,245,483
Others	67,277	55,649
	5,958,845	5,831,733

Service revenue - Landline	221,598	293,784

Service revenue	6,180,443	6,125,517

Goods sold	862,622	898,699

Gross operating revenue	7,043,065	7,024,216

Deductions from gross revenue
Taxes	(1,625,031)	(1,525,894)
Discounts given	(678,975)	(738,601)
Returns and others	(36,835)	(49,006)
	(2,340,841)	(2,313,501)

Total net revenue	4,702,224	4,710,715

  Cost of services provided and goods sold

	Consolidated

	03/2014	03/2013

Personnel	(18,669)	(11,769)
Third party services	(107,816)	(104,207)
Interconnection and means of connection	(971,471)	(1,157,193)
Depreciation and amortization	(570,783)	(504,062)
ANATEL fees	(3,337)	(3,242)
Rentals and insurance	(104,534)	(82,760)
Others	(7,320)	(5,073)

Cost of services provided	(1,783,930)	(1,868,306)

Cost of goods sold	(645,844)	(655,634)

	(2,429,774)	(2,523,940)

  Sales expenses

		Consolidated

	03/2014	03/2013

Personnel	(148,474)	(135,013)
Third party services	(538,500)	(523,595)
Advertising and publicity	(151,383)	(142,330)
Impairment of accounts receivables	(76,103)	(72,631)
ANATEL fees	(257,991)	(259,133)
Depreciation and amortization	(40,300)	(41,298)
Rentals and insurance	(23,243)	(17,260)
Others	(9,079)	(4,338)

	(1,245,073)	(1,195,598)

  General and administrative expenses

	Parent company		Consolidated

	03/2014	03/2013	03/2014	03/2013

Personnel	(2,698)	(1,738)	(60,624)	(53,797)
Third party services	(2,522)	(1,916)	(123,434)	(126,023)
Depreciation and amortization	-	-	(40,820)	(48,399)
Rentals and insurance	(49)	(45)	(15,574)	(21,850)
Others	(376)	(268)	(10,845)	(11,202)

	(5,645)	(3,967)	(251,297)	(261,271)

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Other revenues (expenses), net

	Parent company		Consolidated

	03/2014	03/2013	03/2014	03/2013 Reclassified

Revenues
Subsidy income, net	-	-	2,880	1,936
Fines on telecommunications services	-	-	5,430	9,856
Other revenues (expenses)	-	-	786	5

	-	-	9,096	11,797
Expenses
FUST/FUNTTEL	-	-	(48,456)	(32,312)
Taxes, fees and contributions	-	-	(417)	(65)
Provision for lawsuits - net of reversal	-	(1,171)	(64,556)	(73,600)
Other operating expenses	(5)	-	(6,362)	(5,712)

	(5)	(1,171)	(119,791)	(111,689)

Amortization of concessions		-	(78,410)	(85,680)

	(5)	(1,171)	(198,201)	(197,369)

Other expenses, net	(5)	(1,171)	(189,105)	(185,572)

  Finance income

	Parent company		Consolidated

	03/2014	03/2014	03/2014	03/2013

Interest on financial investments	383	238	104,272	51,893
Interest received from clients	-	-	12,634	18,323
Swap interest	131	2	16,989	17,448
Monetary adjustment	-	-	8,749	8,729
Exchange variation	41	-	14,802	94,650
Other revenue	-	-	835	278

	555	240	158,281	191,321

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Finance costs

	Parent company		Consolidated

	03/2014	03/2013	03/2014	03/2013 Reclassified

Interest on loans and financing	-	-	(72,238)	(63,386)
Interest paid to suppliers	-	-	(22,192)	(687)
Interest on taxes and fees	(3)	(3)	(1,815)	(3,332)
Swap interest	-	-	(18,099)	(43,319)
Monetary adjustment	(6)	(1,419)	(24,606)	(34,149)
Discounts granted	-	-	(18,306)	(17,518)
Exchange variation	(12)	-	(16,205)	(95,381)
Other expenses	(113)	(45)	(20,655)	(11,297)

	(134)	(1,467)	(194,116)	(262,405)

  Income tax and social contribution expenses

		Consolidated

	03/2014	03/2013
Current tax
Income tax for the period	(110,979)	(110,044)
Social contribution for the period	(41,119)	(40,700)
Tax incentive - ADENE	20,273	19,731

	(131,825)	(131,013)
Deferred income tax
Deferred income tax	(34,693)	(24,585)
Deferred social contribution	(12,490)	(8,850)

	(47,183)	(33,435)
Provision for lawsuits of income tax and social contribution	-	(2,735)

	(179,008)	(167,183)

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated

	03/2014	03/2013

Income before income tax and social contribution	551,140	473,250

Combined tax rate	34%	34%

Income and social contribution taxes at the combined tax rate	(187,388)	(160,905)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(8,415)	(21,085)
Permanent additions and exclusions	(6,745)	(6,392)
Technological innovation	-	-
Tax incentive - ADENE	20,273	19,731
Other amounts	3,267	1,468

	8,380	(6,278)

Income tax and social contribution charged to income for the period	(179,008)	(167,183)

  According to Article 443, item I, of Decree No. 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having, therefore, constituted these reserves in the amount of R$ 826,396.

  According to the Technical Communication 02/2014, issued by Ibracon, the Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as of December 31, 2007 (previous date in relation to the application of Law 11.638/07). The maximum effect of the adoption of Provisional Measure 627/13 in the next fiscal year would not produce relevant impacts for the Company, reason why it will not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 71 and 95 of Provisional Measure 627/13. As from 2015, it is expected that all Brazilian companies will follow the new rule.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Earnings per share

  (a)

  Basic

  Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	03/2014	03/2013

Income attributable to shareholders of the company	372,132	306,067

Weighted average number of common shares issued (thousands)	2,416,837	2,416,837

Basic earnings per share (expressed in R$)	0.1540	0.1266

  (b)

  Diluted

  Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	03/2014	03/2013

Earnings attributable to shareholders of the company	372,132	306,067

Weighted average number of common shares issued (thousands)	2,418,799	2,416,837

Diluted earnings per share (expressed in R$)	0.1539	0.1266

  Transactions with Telecom Italia Group

  The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	03/2014	12/2013

Telecom Personnel Argentina (1)	4,046	1,484
Telecom Italia Sparkle (1)	19,228	16,949
Lan Group (4)	-	1,565
Lan Group (5)	6,980	7,531
Others	2,594	3,003

Total	32,848	30,532

	Liabilities

	03/2014	12/2013

Telecom Italia S.p.A. (2)	30,763	32,267
Telecom Personel Argentina (1)	1,502	1,435
Telecom Italia Sparkle (1)	24,285	21,683
Italtel (3)	15,129	24,403
Others	7,735	11,264

Total	79,414	91,052

	Revenue

	03/2014	03/2013

Telecom Italia S.p.A. (2)	694	630
Telecom Personel Argentina (1)	3,511	3,679
Telecom Italia Sparkle (1)	2,931	1,015
Others	185	367

Total	7,321	5,691

	Cost/expense

	03/2014	03/2013

Telecom Italia S.p.A. (2)	693	906
Telecom Italia Sparkle (1)	5,061	8,676
Telecom Personel Argentina (1)	635	962
Lan Group (4)	9,317	5,446
Others	3,293	3,733

Total	18,999	19,723

  (1)

  These amounts refer to roaming, value-added services (VAS) and assignment of means.

  (2)

  These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

  (3)

  The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

  (4)

  The amounts refer to the lease of links and EILD and signaling services.

  (5)

  The amounts refers to the lease of means (submarine cables).

  The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

  Transactions with Telefonica Group

  On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, from Telco S.p.A ("Telco"), come to  hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações (the “Transaction”).

  Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the Transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and ipso jure in Brazil, so that Telefonica's participation in Telco S.p.A. could not be characterized as influencing the financial, operational and strategic decisions made by the operators of the TIM Group in Brasil.

  Furthermore, in April 2010, as a condition for the approval of the Transaction by the Administrative Council of Economic Defense (CADE), related to the Concentration Act No. 53500.012487/2007, Telco´s subsidiaries signed a Performance Commitment Instrument (TCD), which determined the rules of Telefonica´s shareholding participation on Telecom Italia deliberations and its governance restrictions to the Brazilian market. TIM Brasil Serviços e Participações S.A, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

  In the supervision of the fulfillment of the TCD in 2013, CADE, after Telefonica´s elucidations about the new shareholders´ agreement of Telco and the increase in its ownership on capital stock of that entity, decided to determine, aiming to maintain the initial conditions that enabled the approval of the Transaction in 2010, the sale by Telefonica, within the period confidentially stipulated by CADE, of the acquired shares in 2013 that resulted in the increase of Telefonica´s ownership on the Telco´s capital stock.

  TIM Participações continues to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of its transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in its quarterly information.

  At March 31, 2014, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code) entered into on an arm's length basis and the applicable legislation. At March 31, 2014, the receivables and payables arising from these agreements amounted to R$ 115,548 and R$ 105,434 respectively (R$  208,988 and R$  133,538 at December 31, 2013). The amounts charged to income by the Company represent operating revenue and expenses totaling R$  328,137 and R$ 223,934 (R$ 376,629 and R$ 300,359 at March 31, 2013) respectively.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Financial instruments and risk management

  Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange variation risks and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

  The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

  Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

  (i)

  Exchange variation risks

  Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

  At March 31, 2014, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

  Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

  (ii)

  Interest rate risks

  Interest rate risks relate to:

  •

  the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of March 31, 2014, the parent company TIM Celular has no swap transactions linked to the TJLP.

  •

  the possibility of unfavorable changes in interest rates, which would result in higher financial costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at March 31, 2014, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

  (iii)

  Credit risk inherent in the provision of services

  This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. At March 31, 2014 and December 31, 2013, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

  (iv)

  Credit risk inherent in the sale of phone sets

  and prepaid telephone cards

  The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. At March 31, 2014 and December 31, 2013, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended. The Company has one client that contributed with 10,6% of the revenues of goods sold during the first quarter of 2014.

  (v)

  Financial credit risk

  This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

  Fair value of derivative financial instruments

  The consolidated derivative financial instruments are shown as follows:

			03/2014			12/2013

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative financial instruments	203,400	(27,713)	175,687	246,863	(44,418)	202,445

Current portion	20,397	(19,491)	906	11,969	(44,418)	(32,449)

Non-current portion	183,003	(8,222)	174,781	234,894	-	234,894

  The consolidated financial derivative instruments with long-term maturities at March 31, 2014 have the following maturity schedule:

	Assets	Liabilities

2015	2,970	3,741
2016	116,558	4,481
2017	19,001	-
2018	-	-
2019 onwards	44,474	-

	183,003	8,222

  Consolidated financial assets and liabilities measured at fair value

03/2014

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	36,062		36,062
Derivatives used for hedging purposes		203,400	203,400

Total assets	36,062	203,400	239,462

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		27,713	27,713

Total liabilities		27,713	27,713

12/2013

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	28,681		28,681
Derivatives used for hedging purposes		246,863	246,863

Total assets	28,681	246,863	275,544

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		44,418	44,418

Total liabilities		44,418	44,418

  The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

  The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

  If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

  Specific valuation techniques used to value financial instruments include:

  •

  Quoted market prices of financial institutions or dealer quotes for similar instruments.

  •

  The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

  •

  Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

  The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

  Financial instruments by category

  The Company's financial instruments by category can be summarized as follows:

	Consolidated

	Loans and receivables	Assets valued at fair value through profit or loss	Total

March 31, 2014

Assets, according to balance sheet
Derivative financial instruments		203,400	203,400
Trade accounts receivable and other accounts receivable, excluding prepayments	3,543,544		3,543,544
Financial assets valued at fair value through profit or loss		36,062	36,062
Cash and cash equivalents	3,619,273		3,619,273

	7,162,817	239,462	7,402,279

	Consolidated

	Liabilities vaued at fair value through profit or loss	Other financial liabilities	Total

March 31, 2014

Liabilities, according to balance sheet
Borrowings		4,783,313	4, 783,313
Derivative financial instruments	27,713		27,713
Suppliers and other obligations, except legal obligations		3,845,958	3,845,958

	27,713	8,629,271	8,656,984

		Consolidated

	Loans and Rceivables	Assets valued at fair value through profit or loss	Total

December 31, 2013

Assets, according to balance sheet
Derivative financial instruments		246,863	246,863
Trade accounts receivable and other accounts receivable, excluding prepayments	3,548,988		3,548,988
Financial assets valued at fair value through profit or loss		28,681	28,681
Cash and cash equivalents	5,287,642		5,287,642
	8,836,630	275,544	9,112,174

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

		Consolidated

	Liabilities vaued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2013

Liabilities, according to balance sheet
Borrowings		4,746,656	4,746,656
Derivative financial instruments	44,418		44,418
Suppliers and other obligations, excluding legal obligations		5,255,337	5,255,337

	44,418	10,001,993	10,046,411

  Capital management

  The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

  In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

  The Company's policy for protection against financial risks - Summary

  The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign currency, in order to control the exposure to risks related to exchange variation.

  The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

  At March 31, 2014, no type of margin or guarantee applied to transactions with derivative instruments was entered into by the Company and its subsidiaries.

  The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  The table below shows the derivative instruments transactions contracted by the subsidiaries and effective at March 31, 2014 and December 31, 2013:

  March 31, 2014

		Counterparty			Average swap rates

Currency	Type of SWAP	DEBT	SWAP	Total debt	Total Swap (Active Leg Accrual)	% coverage	Asset side	Liability side

USD	LIBOR X DI	BEI	Santander, CITI MS e BOFA	1,075,412	1,075,412	100%	LIBOR 6M + 0.77% p.a.	95.25% do CDI
USD	LIBOR X DI	BNP	CITI, BES	218,331	218,331	100%	LIBOR 6M + 2.,53% p.a.	95.,01% do CDI
USD	LIBOR X DI	BOFA	BOFA	271,279	271,279	100%	LIBOR 3M + 1.,35% p.a.	102% do CDI
USD	PRE X DI	JP Morgan	JP Morgan	113,210	113,210	100%	1.73% p.a.	101.,5% do CDI
USD	PRE X DI	Cisco	Santander	101,927	101,927	100%	1.,80% p.a.	93.80% do CDI

  December 31, 2013

		Counterparty					Average swap rates

Currency	Type of SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% coveage	Asset side	Liability side

USD	LIBOR X DI	BEI	Santander, CITI MS + BOFA	1,115,324	1,115,241	100%	LIBOR 6M + 0.77% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI + BES	224,395	224,395	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	280,822	280,822	100%	LIBOR 3M + 1.25% p.a	102,00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	117,704	117,704	100%	1,73% p.a.	101,50% of CDI
USD	PRE X DI	CISCO	Santander	117,768	117,768	100%	1.8% p.a.	93.80% of CDI

  Sensitivity analysis table - Effects of the variation on fair value of the swaps

  For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	03/2014	Probable Scenario	Possible Scenario	Remote Scenario

USD-indexed debit (BNP Paribas, BEI, BOFA and JP Morgan)	1,781,288	1,781,288	2,248,067	2,723,428
Fair value of swap receivable	1,781,288	1,781,288	2,248,067	2,723,428
Fair value of swap payable	(1,604,372)	(1,604,372)	(1,605,698)	(1,607,459))

Net swap exposure	176,916	176,916	642,369	1,115,969

  Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios. Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

  Our sensitivity analyses referring to the derivative instruments in effect at March 31, 2014 basically rely on assumptions relating to variations of the market interest rates and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

  Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of i) the variation of CDI and ii) fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	10.55%	13.19%	15.83%
USD	2.26	2.83	3.39

  Gains and losses with derivatives in the period

03/2014

USD exchange risk vs. CDI	(63,580)

Net gains	(63,580)

  Leverage

  The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

  To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level.

  Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

  The financial leverage indexes as of March 31, 2014 and December 31, 2013 are the following:

	Consolidated

	03/2014	12/2013

Total borrowings (Note 20 and 41)	4,607,626	4,544,210
LT Amazonas (Note 18)	326,040	322,670
Less: cash and cash equivalents (Notes 6 and 7)	(3,619,273)	(5,287,642)

Net Cash	1,314,393	(420,762)

EBITDA (last 12 months) (*)	5,300,259	5,206,743

Financial leverage index	0.25	(0.08)

  (*) Reconciliation of Net Income for the year:

	03/2014	12/2013
Net income for the year	1,571,680	1,505,614
Depreciation and amortization	2,818,746	2,767,870
Net Financial Income	267,469	302,720
Income tax and social contribution	642,364	630,539
EBITDA	5,300,259	5,206,743

  Defined benefit pension plans and other post-employment benefits

		Consolidated

	03/2014	12/2013

PAMEC/active participants' policy and Health Plan	1,084	1,084

  The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in CPC 33 (R1), are irrelevant in the context of the quarterly information.

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Management Fees

  Key Management includes statutory officers and the Board of Directors. The remuneration to key Management personnel for their services in the period ended March 31, 2014, is presented below:

	03/2014	03/2013

Salaries and other short-term benefits	2,716	3,219
Stock options payments	1,036	592
	3,752	3,811

  Insurance

  The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, at March 31, 2014, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$ 30,166,243
General Third Party Liability - RCG	53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$ 1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$ 100 for Pain and Suffering.

  Commitments

  Rentals

  The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2015	582,908
2016	612,636
2017	640,205
2018	669,014
2019	699,120
3,203,883

  (A free translation of the original in Portuguese)

  TIM PARTICIPAçõES S.A. AND
  TIM PARTICIPAçõES S.A. AND SUBSIDIARIES

  NOTES TO THE FINANCIAL STATEMENTS - - Continuation
  At March 31, 2014

  (In thousands of Reais, unless otherwise indicated)

  Expenses by type

	03/2014	03/2013 Reclassified
Expenses by type
Cost of services provided and goods sold	(2,429,774)	(2,523,940)
Selling expenses	(1,245,073)	(1,195,598)
General and administrative expenses	(251,297)	(261,271)
Other revenue (expenses), net	(189,105)	(185,572)
	(4,115,249)	(4,166,381)

Classified as:
Personnel	(227,767)	(200,579)
Advertising and publicity	(151,383)	(142,330)
Third party services	(765,946)	(753,825)
Interconnection	(971,471)	(1,157,193)
Cost of goods sold	(645,844)	(655,634)
Depreciation and amortization	(730,313)	(679,439)
Impairment of accounts receivable	(76,103)	(72,631)
Taxes, fees and contributions	(310,201)	(294,752)
Rentals and insurance	(143,351)	(121,870)
Provision for lawsuits	(64,556)	(73,600)
Training	(3,804)	(4,333)
Others	(24,510)	(10,195)
	(4,115,249)	(4,166,381)

  Supplementary disclosure about consolidated cash flow

	03/2014	03/2013

Interest paid	68,884	54,754
Income tax and social contribution paid	51,300	125,384

  Subsequent events

  The Annual and Extraordinary General Meeting of TIM Participações S.A. held on April 10, 2014, approved payment of supplementary dividends, in excess of the mandatory minimum, in an amount of R$485,722.

  The Board of Directors of TIM Participações S.A. held on April 14, 2014 authorized the Directors to start the process of evaluation and proposals analysis of TIM mobile telecom towers, as announced to the market at the same date.

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  Report on Review of Quarterly Information

  To the Board of Directors and Shareholders

  TIM Participações S.A.

  Introduction

  We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2014, comprising the balance sheet as at that date and the statements of income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

  Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

  Scope of review

  We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

  Conclusion on the parent

  company interim information

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  Conclusion on the consolidated

  interim information

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

  Other matters

  Statements of value added

  We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2014. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

  Rio de Janeiro, May 8, 2014.

  PricewaterhouseCoopers

  Auditores Independentes

  CRC 2SP000160/O-5 “F” RJ

  Sérgio Eduardo Zamora

  Contador CRC 1SP168728/O-4 "S" RJ

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  OPINION OF THE FISCAL COUNCIL

  MEETING HELD ON MAY 07th, 2014

  The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of its attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of PwC Independent Auditors, for the period that ended on March 31st, 2014 and considering the information provided by the company's management and the Independent Auditors, consider the information appropriate for submission to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

  Rio de Janeiro (RJ), May 07th, 2014.

OSWALDO ORSOLIN Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
MAURÍCIO MARCELLINI PEREIRA Member of the Fiscal Council

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  Opinions and Statements / Directors’ Statement on the Financial Statements

  DIRECTORS’ STATEMENT

  Rodrigo Modesto de Abreu (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended March 31, 2014.

  Rio de Janeiro, May 08th, 2014.

RODRIGO MODESTO DE ABREU Chief Executive Officer	CLAUDIO ZEZZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LORENZO FEDERICO ZANOTTI LINDNER Chief Operations Officer
ROGER SOLE RAFOLS Chief Marketing Officer	DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

  Opinions and Statements / Directors’ Statement on the Auditor’s Report on Special Review

  DIRECTORS’ STATEMENT

  Rodrigo Modesto de Abreu (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended March 31, 2014.

  Rio de Janeiro, May 08th, 2014.

RODRIGO MODESTO DE ABREU Chief Executive Officer	CLAUDIO ZEZZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LORENZO FEDERICO ZANOTTI LINDNER Chief Operations Officer
ROGER SOLE RAFOLS Chief Marketing Officer	DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
ROGÉRIO TOSTES LIMA Investor Relations Executive Officer	JAQUES HORN Legal Officer

  Footnotes

  1 SINDEC is the National System of Consumer Protection, which integrates 257 agencies (PROCONs). It is estimated that these PROCONs represent 48% of total Claims. Figures consider both mobile and fixed business.

  2 Contribution Margin = Net service revenues - Interconnection

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 8, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.